UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 7, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS AG audited standalone financial statements for the year ended 31 December 2021, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS AG

Standalone financial statements and regulatory information
for the year ended 31 December 2021

Table of contents

2	UBS AG standalone financial statements (audited)

43	UBS AG standalone regulatory information

UBS AG standalone financial statements (audited)

UBS AG standalone financial statements
(audited)

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.21	31.12.20	31.12.21	31.12.20
Interest and discount income[1]		4,091	4,699	3,745	4,406
Interest and dividend income from trading portfolio[1]		2,572	2,000	2,360	1,869
Interest and dividend income from financial investments		115	266	105	251
Interest expense[2]		(5,128)	(5,701)	(4,704)	(5,357)
Gross interest income		1,649	1,264	1,506	1,169
Credit loss (expense) / release	14	78	(548)	72	(498)
Net interest income		1,727	716	1,578	671
Fee and commission income from securities and investment business and other fee and commission income		3,703	3,580	3,390	3,343
Credit-related fees and commissions		109	223	100	209
Fee and commission expense		(810)	(644)	(741)	(599)
Net fee and commission income		3,002	3,160	2,749	2,953
Net trading income	3	3,623	4,323	3,301	4,060
Net income from disposal of financial investments		56	152	52	142
Dividend income from investments in subsidiaries and other participations	4	6,401	3,214	5,882	2,995
Income from real estate holdings		480	532	439	497
Sundry ordinary income	5	1,342	1,288	1,229	1,202
Sundry ordinary expenses	5	(338)	(434)	(308)	(404)
Other income from ordinary activities		7,940	4,752	7,295	4,432
Total operating income		16,293	12,951	14,923	12,116
Personnel expenses	6	3,221	3,545	2,943	3,323
General and administrative expenses	7	3,625	3,662	3,317	3,413
Subtotal operating expenses		6,846	7,207	6,260	6,736
Impairment of investments in subsidiaries and other participations	8	1,187	134	1,090	127
Depreciation, amortization and impairment of property, equipment, software, goodwill and intangible assets		816	917	747	850
Changes in provisions for litigation, regulatory and similar matters, and other provisions	9	862	112	787	101
Total operating expenses		9,712	8,370	8,885	7,814
Operating profit		6,581	4,581	6,037	4,302
Extraordinary income	10	282	435	262	403
Extraordinary expenses	10	1	0	1	0
Tax expense / (benefit)	11	315	476	286	440
Net profit / (loss)		6,548	4,539	6,013	4,265

1 Interest income includes negative interest income of approximately USD 0.5 billion (CHF 0.4 billion) for the year ended 31 December 2021 (approximately USD 0.4 billion (CHF 0.4 billion) for the year ended  31   December 2020).    2 Includes negative interest expense on financial liabilities of approximately USD 0.5 billion (CHF 0.4 billion) for the year ended 31 December 2021 (approximately USD 0.3 billion (CHF 0.3 billion) for the year ended 31 December 2020).

Balance sheet
		USD million		CHF million
	Note	31.12.21	31.12.20	31.12.21	31.12.20

Assets
Cash and balances at central banks	14	53,760	34,148	49,012	30,239
Due from banks	14, 25	33,330	38,357	30,386	33,966
Receivables from securities financing transactions	12, 14, 25	56,336	63,305	51,360	56,058
Due from customers	13, 14, 25	121,812	124,596	111,052	110,334
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity[1]	13, 14, 25	27,530	26,354	25,098	23,337
Mortgage loans	13, 14	5,492	5,406	5,007	4,787
Trading portfolio assets	15	119,795	115,164	109,213	101,981
Derivative financial instruments	16	11,921	17,203	10,868	15,234
Financial investments	17	19,482	23,852	17,761	21,122
Accrued income and prepaid expenses	14	1,213	1,414	1,106	1,253
Investments in subsidiaries and other participations	18	50,671	50,444	46,195	44,670
Property, equipment and software		5,580	6,091	5,087	5,394
Other assets	13, 14, 19	2,927	2,690	2,667	2,381
Total assets		509,851	509,024	464,814	450,756
of which: subordinated assets		18,751	19,999	17,095	17,710
of which: subject to mandatory conversion and / or debt waiver		17,813	18,067	16,239	15,998

Liabilities
Due to banks	25	40,293	49,655	36,734	43,971
Payables from securities financing transactions	12, 25	23,046	24,407	21,010	21,613
Due to customers	25	141,119	132,747	128,654	117,553
Funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level measured at amortized cost[1]	25	57,078	53,585	52,036	47,451
Trading portfolio liabilities	15	25,711	28,806	23,440	25,509
Derivative financial instruments	16	14,128	21,918	12,880	19,409
Financial liabilities designated at fair value	15, 22	73,081	58,737	66,625	52,014
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level [1]	22, 25	2,137		1,948
Bonds issued		73,631	76,490	67,127	67,734
of which: eligible as total loss-absorbing capacity at UBS AG level [1]		5,048	7,480	4,602	6,624
Accrued expenses and deferred income		2,919	3,282	2,661	2,906
Other liabilities	19	2,305	5,591	2,100	4,951
Provisions	14	2,136	1,411	1,947	1,250
Total liabilities		455,446	456,628	415,215	404,359

Equity
Share capital	23	393	393	386	386
General reserve		36,326	36,326	35,649	35,649
of which: statutory capital reserve		36,326	36,326	35,649	35,649
of which: capital contribution reserve [2]		36,326	36,326	35,649	35,649
Voluntary earnings reserve		11,138	11,138	7,552	6,098
Net profit / (loss) for the period		6,548	4,539	6,013	4,265
Total equity		54,405	52,396	49,599	46,397
Total liabilities and equity		509,851	509,024	464,814	450,756
of which: subordinated liabilities		65,219	62,053	59,459	54,950
of which: subject to mandatory conversion and / or debt waiver		64,654	61,486	58,943	54,448

1 Represents the Swiss GAAP carrying amount of instruments qualifying as total loss-absorbing capital.    2 The Swiss Federal Tax Administration’s current position is that, of the CHF 35.6 billion capital contribution reserve available as of 31 December 2021, an amount limited to CHF 20.5 billion is available from which dividends may be paid without a Swiss withholding tax deduction.

UBS AG standalone financial statements (audited)

Balance sheet (continued)
	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20

Off-balance sheet items
Contingent liabilities, gross	19,046	14,617	17,364	12,944
Sub-participations	(1,093)	(1,287)	(997)	(1,140)
Contingent liabilities, net	17,953	13,330	16,367	11,804
of which: guarantees to third parties related to subsidiaries	7,825	6,110	7,133	5,411
Irrevocable loan commitments, gross	17,394	19,337	15,858	17,123
Sub-participations	0	0	0	0
Irrevocable loan commitments, net	17,394	19,337	15,858	17,123
Forward starting transactions[1]	41,719	26,690	38,034	23,634
of which: reverse repurchase agreements	24,559	17,265	22,390	15,289
of which: repurchase agreements	17,160	9,424	15,644	8,345
Liabilities for calls on shares and other equity instruments	5	5	4	4
1 Cash to be paid in the future by either UBS AG or the counterparty.

Off-balance sheet items

Contingent liabilities include indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries.

Where the indemnity amount issued by UBS AG is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

Joint and several liability – value-added tax (VAT)

UBS AG is jointly and severally liable for the combined VAT liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Guarantees – UBS Europe SE

Following the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE in March 2019, UBS AG issued a guarantee for the benefit of counterparties of UBS Europe SE’s Investment Bank, covering transactions subject to master netting agreements.

A similar guarantee that UBS AG issued in 2003 for the benefit of each counterparty of UBS Limited also continues to be effective. This guarantee covers transactions in accordance with and contemplated under any agreement entered into by UBS Limited prior to the merger into UBS Europe SE, to the extent that such an agreement has not been amended by UBS Europe SE thereafter.

Under both guarantees, UBS AG promises to pay to the beneficiary counterparties any unpaid liabilities covered under the terms of the guarantees on demand. These guarantees are included as contingent liabilities in the off-balance sheet items table above.

Indemnities – UBS Europe SE

In connection with the establishment of UBS Europe SE in 2016, UBS AG entered into agreements with UBS Europe SE under which UBS AG would provide UBS Europe SE with limited indemnification of payment obligations that may arise from certain litigation, regulatory and similar matters.

As of 31 December 2021, the amount of such potential payment obligations could not be reliably estimated and the likelihood of an outflow is not considered to be probable or the probability of an outflow was assessed to be remote; therefore, the table above does not include any amount related to this limited indemnification.

In addition, in accordance with the bylaws of the Deposit Protection Fund of the Association of German Banks, UBS AG issued an indemnity in favor of this fund on behalf of UBS Europe SE. The probability of an outflow was assessed to be remote, and as a result, the table above does not include any exposure arising under this indemnity.

Statement of changes in equity
USD million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2021	393	36,326	11,138	4,539	52,396
Dividends and other distributions			(4,539)		(4,539)
Net profit / (loss) appropriation			4,539	(4,539)	0
Net profit / (loss) for the period				6,548	6,548
Balance as of 31 December 2021	393	36,326	11,138	6,548	54,405
CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2021	386	35,649	6,098	4,265	46,397
Dividends and other distributions			(4,149)		(4,149)
Net profit / (loss) appropriation			4,265	(4,265)	0
Net profit / (loss) for the period				6,013	6,013
Currency translation difference			1,338		1,338
Balance as of 31 December 2021	386	35,649	7,552	6,013	49,599

UBS AG standalone financial statements (audited)

Statement of proposed appropriation of total profit and dividend distribution

The Board of Directors proposes that the Annual General Meeting of Shareholders (the AGM) on 5 April 2022 approve the appropriation of total profit and an ordinary dividend distribution of USD 4,200 million out of the total profit as follows:

	USD million	CHF million
	For the year ended	For the year ended
	31.12.21	31.12.21
Net profit for the period	6,548	6,013
Profit / (loss) carried forward	0	0
Total profit available for appropriation	6,548	6,013

Appropriation of total profit
Appropriation to voluntary earnings reserve	(2,348)	(2,184)
Dividend distribution	(4,200)	(3,829)[1]
Profit / (loss) carried forward	0	0
1 For illustrative purposes, converted at closing exchange rate as of 31 December 2021 (CHF / USD 1.10).

The ordinary dividend distribution is declared and paid in US dollars. The total amount of the dividend distribution is capped at CHF 8,400 million (the Cap). To the extent that the Swiss franc equivalent of the total dividend distribution of USD 4,200 million would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the US dollar per share amount of the dividend will be reduced on a pro rata basis so that the total Swiss franc amount does not exceed the Cap. To the extent the Swiss franc equivalent of the total dividend distribution exceeds CHF 6,013 million but does not exceed the Cap, the total dividend distribution in US dollars remains as is and is booked against the total profit in US dollars, while the Swiss franc currency difference of maximum CHF 2,387 million is balanced through the Swiss franc translation of the voluntary earnings reserve account.

Note 1  Name, legal form and registered office

UBS AG is incorporated and domiciled in Switzerland. Its registered offices are at Bahnhofstrasse 45, CH-8001 Zurich and Aeschenvorstadt 1, CH-4051 Basel, Switzerland. UBS AG operates under Art. 620 et seq. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares.

UBS AG is a regulated bank in Switzerland and is 100% owned by UBS Group AG, the ultimate parent of the UBS Group. UBS AG holds investments in and provides funding to subsidiaries, including the other banking subsidiaries of the UBS Group. In addition, UBS AG operates globally, including business activities from all four UBS business divisions and Group Functions. In the ordinary course of business, main contributors to the net profit / (loss) of UBS AG are the Investment Bank, Global Wealth Management, Group Treasury and Group Services. The balance sheet is mainly composed of financial assets and liabilities from the Investment Bank, Group Treasury and Global Wealth Management business booked outside of Switzerland as well as investments in subsidiaries and other participations in Group Treasury and fixed assets of Group Services.

UBS AG employed 10,169 personnel on a full-time equivalent basis as of 31 December 2021 compared with 10,364 personnel as of 31 December 2020.

Note 2  Accounting policies

a) Significant accounting policies

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 “Accounting – banks” and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as those outlined in Note 1 to the consolidated financial statements of UBS AG included in the UBS Group AG and UBS AG Annual Report 2021. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 34 to the consolidated financial statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are discussed below.

›    Refer to the UBS Group AG and UBS AG Annual Report 2021 for more information

Risk management

UBS AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2021.

Further information on the use of derivative instruments and hedge accounting is provided on the following pages and in Notes 1, 10 and 26 to the consolidated financial statements of UBS AG.

›    Refer to the UBS Group AG and UBS AG Annual Report 2021 for more information

Compensation policy

The compensation structure and processes of UBS AG conform to the compensation principles and framework of UBS Group AG. For detailed information, refer to the Compensation Report of UBS Group AG.

Deferred compensation

Expenses for deferred compensation awards granted by UBS Group AG to employees of UBS AG in the form of UBS shares, notional investment funds and notional additional tier 1 (AT1) capital instruments are charged by UBS Group AG to UBS AG.

›    Refer to Note 28 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2021 for more information

Foreign currency translation

Non-US dollar-denominated transactions are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all non-US dollar-denominated monetary assets and liabilities, as well as non-US dollar-denominated equity instruments recorded in Trading portfolio assets and Financial investments, are translated into US dollars using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. Assets and liabilities of branches with functional currencies other than the US dollar are translated into US dollars at the closing exchange rate. Income and expense items of such branches are translated at weighted average exchange rates for the period. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS AG are provided in Note 33 of the consolidated financial statements of UBS AG.

›    Refer to the UBS Group AG and UBS AG Annual Report 2021 for more information

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Presentation currencies

As the primary presentation currency of the financial statements of UBS AG is the US dollar, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS AG applies the modified closing rate method for translating the US dollar presentation currency amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates, and income and expense items at the weighted average rate for the period. The resulting currency translation effects are recognized separately in the Voluntary earnings reserve, amounting to a negative currency translation effect of CHF 3,619 million as of 31 December 2021 (negative CHF 4,957 million as of 31 December 2020).

Structured debt instruments

Structured debt instruments comprise debt instruments issued and transacted over the counter and include a host contract and one or more embedded derivatives that do not relate to UBS AG’s own equity. By applying the fair value option, the vast majority of structured debt instruments are measured at fair value as a whole and recognized in Financial liabilities designated at fair value. The fair value option for structured debt instruments can be applied only if the following criteria are cumulatively met:

–     the structured debt instrument is measured on a fair value basis and is subject to risk management that is equivalent to risk management for trading activities;

–     the application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise; and

–     changes in fair value attributable to changes in unrealized own credit are not recognized.

Fair value changes related to Financial liabilities designated at fair value, excluding changes in unrealized own credit, are recognized in Net trading income. Interest expense on Financial liabilities designated at fair value is recognized in Interest expense.

Where the designation criteria for the fair value option are not met, the embedded derivatives are assessed for bifurcation for measurement purposes. Bifurcated embedded derivatives are measured at fair value through profit or loss and presented in the same balance sheet line as the host contract.

›    Refer to Note  22 for more information

Group-internal funding

UBS AG obtains funding from UBS Group AG in the form of loans that either qualify as going concern additional tier 1 capital or as gone concern loss-absorbing capacity at the UBS AG consolidated and standalone levels. A portion of Group-internal funding obtained is further on-lent by UBS AG to certain subsidiaries in the form of loans.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS AG consolidated or standalone, or at the levels of significant regulated subsidiaries as defined for Pillar 3 disclosure purposes, the aggregate amounts of the respective obligations and claims are separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

UBS AG obligations arising from Group-internal funding it has received are presented as Funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level measured at amortized cost and Funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level within Financial liabilities designated at fair value. UBS AG claims arising from Group-internal funding it has provided are presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity and measured at amortized cost less any allowance for expected credit losses.

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements pursuant to Art. 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Note 2  Accounting policies (continued)

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually and when indicators of a potential decrease in value exist, which include significant operating losses incurred or a severe depreciation of the currency in which the investment is denominated. If an investment in a subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying amount above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Impairments of investments are presented as  Impairment of investments in subsidiaries and other participations and  reversals of impairments are presented as Extraordinary income in the income statement. Impairments and partial or full reversals of impairments for a subsidiary during the same annual period are determined on a net basis.

›    Refer to Note 18 for more information

Hedge accounting for Investments in subsidiaries and other participations

UBS AG applies hedge accounting for certain investments in subsidiaries and other participations denominated in currencies other than the US dollar, which are designated as hedged items. For this purpose, foreign exchange (FX) derivatives, mainly FX forwards and FX swaps, are used and designated as hedging instruments.

The hedged risk is determined as the change in the carrying amount of the hedged item arising solely from changes in spot FX rates. Consequently, UBS AG only designates the spot element of the FX derivatives as hedging instruments. Changes in the fair value of the hedging instruments attributable to changes in forward points are not part of a hedge accounting designation. These amounts, therefore, do not form part of the effectiveness assessment and are recognized in Net trading income.

The effective portion of gains and losses of these FX derivatives is deferred on the balance sheet as Other assets or Other liabilities to the extent no change is recognized in the carrying amount of the hedged item arising from changes in spot FX rates. Otherwise the effective portion of gains and losses of these FX derivatives is matched with the corresponding valuation adjustments of the hedged item recorded in the income statement and recorded either as a reduction of Impairment of investments in subsidiaries and other participations or as Extraordinary income.

Revenue and expense transfers with other Group entities

UBS AG pays to and receives amounts from other Group entities in connection with revenue sharing arrangements, primarily related to the Investment Bank. Revenues transferred to and received from Group entities are settled in cash as hard revenue transfers paid or received. When the nature of the underlying transaction between UBS AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business and other fee and commission income, Fee and commission expense or Net trading income. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary expenses.

UBS AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology and Group Corporate Services, as well as certain other services from other Group entities. UBS AG also provides services to Group entities, mainly relating to real estate and selected other Group Services functions. Services received from and provided to Group entities are settled in cash as hard cost transfers paid or received. Hard cost transfers paid are presented within General and administrative expenses and hard cost transfers received are presented within Sundry ordinary income or Income from real estate holdings.

›    Refer to Notes 5 and 7 for more information

Post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS AG has elected to apply Swiss GAAP (FER 16) for the Swiss pension plan in its standalone financial statements. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS AG arises from the pension fund that is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS AG is required to contribute to the reduction of a pension deficit (on an FER 26 basis).

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Key differences between Swiss GAAP and IFRS include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IFRS is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP, i.e., the technical interest rate, is determined by the Pension Foundation Board, based on the expected returns of the Board’s investment strategy.

›    Refer to Note 24 for more information

UBS AG has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than directly in equity. For corresponding disclosures in accordance with IAS 19 requirements, refer to Note 27 to the consolidated financial statements of UBS AG.

›    Refer to the UBS Group AG and UBS AG Annual Report 2021 for more information

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Allowances and provisions for expected credit losses

UBS AG is required to apply an expected credit loss (ECL) approach for non-impaired financial instruments in its standalone financial statements in addition to the approach for impaired financial instruments.

For the substantial majority of non-impaired exposures in scope of the Swiss GAAP ECL requirements, UBS AG has chosen to apply the IFRS ECL approach that is also applied in its consolidated financial statements. These exposures include all financial assets measured at amortized cost under both Swiss GAAP and IFRS, fee and lease receivables, claims arising from Group-internal funding presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity, guarantees, irrevocable loan commitments, revolving revocable credit lines and forward starting reverse repurchase and securities borrowing agreements. Further information on the ECL approach under IFRS is provided in Note 1 to the consolidated financial statements of UBS AG.

›    Refer to the UBS Group AG and UBS AG Annual Report 2021 for more information

In addition, for a small population of exposures in scope of the Swiss GAAP ECL requirements, which are not subject to ECL under IFRS due to classification and measurement differences, an alternative approach is applied. Where the Pillar 1 internal ratings-based (IRB) models are applied for measurement of credit risk, ECL for such exposures is calculated as the regulatory expected loss (EL), with an add-on for scaling up to the residual maturity of exposures maturing beyond the next 12 months. This approach is mainly applied for brokerage receivables presented within Due from customers, which  generally mature within 12 months, and therefore are not subject to any add-on. For detailed information on regulatory EL, refer to the “Risk management and control” section in the UBS Group AG and UBS AG Annual Report 2021. For exposures for which the Pillar 1 standardized approach (SA) is applied for the measurement of credit risk, ECL is determined using a portfolio approach that derives conservative probability of default (PD) and loss given default (LGD) for the entire portfolio. This approach is mainly applied for a small number of loans to large corporate clients presented within Due from customers.

UBS applies a single definition of default for credit risk management purposes, regulatory reporting and ECL, with a counterparty classified as defaulted based on quantitative and qualitative criteria.

›    Refer to “Credit policies for distressed assets” in the “Risk management and control” section of the UBS Group AG Annual Report 2021 for more information

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / release.

›    Refer to Note 14 for more information

Note 2  Accounting policies (continued)

Dispensations in the standalone financial statements

As UBS AG prepares consolidated financial statements in accordance with IFRS, UBS AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report, the statement of cash flows and various note disclosures, as well as the publication of full interim financial statements. As a Swiss issuer of debt, in order to validly issue debt throughout the year, UBS AG discloses interim mid-year financial information as per the requirements of Art. 1156 of the Swiss Code of Obligations in conjunction with Art. 652a thereof, including an income statement, a balance sheet and a note on the basis of accounting.

b) Changes in accounting policies

There were no significant changes in accounting policies during 2021.

Note 3a  Net trading income by business

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Investment Bank	3,588	4,235	3,263	3,981
of which: Global Markets	3,632	4,208	3,303	3,954
of which: Global Banking	(44)	27	(40)	27
Other business divisions and Group Functions	35	88	38	79
Total net trading income	3,623	4,323	3,301	4,060

2021 included a loss of USD 861 million (CHF 811 million) incurred in the first half of 2021 in the Investment Bank on a default by a US-based client of UBS AG’s prime brokerage business.

Note 3b  Net trading income by underlying risk category

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Equity instruments (including funds)	2,283	2,014	2,069	1,885
Foreign exchange instruments	978	1,305	896	1,231
Interest rate and credit instruments (including funds)	310	965	290	908
Other	51	40	47	37
Total net trading income	3,623	4,323	3,301	4,060
of which: net gains / (losses) from financial liabilities designated at fair value [1]	(4,318)	1,661	(3,929)	1,950

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Net trading income.

Note 4  Dividend income from investments in subsidiaries and other participations

The increase in Dividend income from investments in subsidiaries and other participations of USD 3,187 million (CHF 2,887 million) was mainly attributable to UBS Americas Holding LLC and UBS Europe SE, as in 2021 dividends of USD 3,788 million (CHF 3,490 million) and USD 1,363 million (CHF 1,249 million), respectively, were received, compared with dividends of USD 945 million (CHF 881 million) and USD 14 million (CHF 13 million), respectively, received in 2020. This was partly offset by lower dividends received from UBS Switzerland AG of USD 377 million (CHF 344 million) in 2021, compared with USD 1,382 million (CHF 1,298 million) in 2020.

UBS AG standalone financial statements (audited)

Note 5  Sundry ordinary income and expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Income from services provided to UBS Group AG or its subsidiaries[1]	1,312	1,272	1,201	1,187
Other	30	16	28	15
Total sundry ordinary income	1,342	1,288	1,229	1,202
Expenses from revenue transfers to UBS Group AG or its subsidiaries	(289)	(418)	(262)	(389)
Other	(49)	(16)	(45)	(15)
Total sundry ordinary expenses	(338)	(434)	(308)	(404)
1 Services provided by UBS AG primarily related to Group Functions.

Note 6  Personnel expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Salaries	1,710	1,671	1,566	1,560
Variable compensation – performance awards	1,158	1,264	1,060	1,184
Variable compensation – other	53	51	48	48
Contractors	51	49	47	45
Social security	216	215	198	201
Post-employment benefit plans	(74)	195	(73)	190
of which: value adjustments for economic benefits or obligations from non-Swiss pension funds [1]	(208)	61	(195)	64
Other personnel expenses	106	102	97	95
Total personnel expenses	3,221	3,545	2,943	3,323

1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.

Note 7  General and administrative expenses1

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Real estate	461	511	422	477
Market data services	108	106	99	99
IT expenses	90	73	83	68
Outsourcing costs	83	86	76	81
Marketing & communication	29	31	27	28
Travel and entertainment	18	22	16	21
Fees to audit firms	13	14	12	13
of which: financial and regulatory audits	11	12	10	11
of which: audit-related services	2	2	2	2
of which: tax and other services	0	0	0	0
Other professional fees	108	127	99	118
Other G&A	2,715	2,693	2,484	2,510
of which: shared services costs charged by UBS Group AG or its subsidiaries	2,524	2,492	2,310	2,324
Total general and administrative expenses	3,625	3,662	3,317	3,413

1 In 2021, UBS AG changed the presentation of the line items within general and administrative expenses. Prior-period information reflects the new presentation structure, with no effect on Total general and administrative expenses.

Note 8  Impairment of investments in subsidiaries and other participations

UBS AG recognized an Impairment of investments in subsidiaries and other participations of USD 1,187 million (CHF 1,090 million) in 2021 compared with USD 134 million (CHF 127 million) in 2020. The increase mainly related to UBS Europe SE, as in 2021 an impairment of USD 1,063 million (CHF 973 million) was recorded, following a dividend received of USD 1,363 million (CHF 1,249 million).

Note 9  Changes in provisions for litigation, regulatory and similar matters, and other provisions

2021 included a USD 755 million (CHF 688 million) increase in litigation provisions for the French cross-border matter.

›    Refer to Note 18 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2021 for more information

Note 10  Extraordinary income and expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Reversal of impairments of and provisions for subsidiaries and other participations[1]	161	258	151	240
Net gains from disposals of properties	114	168	104	155
Gains from disposals of subsidiaries and other participations	2	1	2	1
Other extraordinary income	5	8	5	8
Total extraordinary income	282	435	262	403
Total extraordinary expenses	1	0	1	0
1 Refer to Note 18 for more information.

Net gains from disposals of properties of USD 114 million (CHF 104 million) in 2021 mainly reflected gains on the sale of properties in Basel. Net gains from disposals of properties of USD 168 million (CHF 155 million) in 2020 mainly reflected a gain on the sale of a property in Geneva.

Note 11  Taxes

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Income tax expense / (benefit)	307	455	279	421
of which: current	282	459	256	424
of which: deferred	25	(4)	23	(3)
Capital tax	8	21	7	20
Total tax expense / (benefit)	315	476	286	440

There was an income tax expense of USD 307 million (CHF 279 million) for 2021, as compared to an income tax expense of USD 455 million (CHF 421 million) for 2020. The income tax expense for 2021 was reduced by a benefit of USD 163 million (CHF 149 million) in respect of the utilization of tax losses carried forward, primarily in the US. The income tax expense for 2021 relates to UBS AG’s taxable profits that were earned in other locations.

The income tax expense for 2020 was reduced by a benefit of USD 164 million (CHF 153 million) in respect of the utilization of tax losses carried forward, primarily in the US. The income tax expense for 2020 relates to UBS AG’s taxable profits that were earned in other locations.

For 2021, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 4.5% (2020: 9.1%).

UBS AG standalone financial statements (audited)

Note 12  Securities financing transactions

	USD billion		CHF billion
	31.12.21	31.12.20	31.12.21	31.12.20

On-balance sheet
Receivables from securities financing transactions, gross	139.9	125.4	127.6	111.1
Netting of securities financing transactions	(83.6)	(62.1)	(76.2)	(55.0)
Receivables from securities financing transactions, net	56.3	63.3	51.4	56.1

Payables from securities financing transactions, gross	106.6	86.5	97.2	76.6
Netting of securities financing transactions	(83.6)	(62.1)	(76.2)	(55.0)
Payables from securities financing transactions, net	23.0	24.4	21.0	21.6

Assets pledged as collateral in connection with securities financing transactions	58.8	64.4	53.6	57.0
of which: trading portfolio assets	57.0	61.5	52.0	54.5
of which: assets that may be sold or repledged by counterparties	47.3	54.0	43.1	47.8
of which: financial investments	1.8	2.9	1.6	2.6
of which: assets that may be sold or repledged by counterparties	1.8	2.9	1.6	2.6

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	343.5	332.2	313.2	294.2
of which: repledged	248.0	222.1	226.1	196.7
of which: sold in connection with short sale transactions	25.7	28.8	23.4	25.5

Note 13a  Collateral for loans and off-balance sheet transactions

	31.12.21					31.12.20
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
USD million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	4	85,928	192	35,901[4]	122,025	2	93,800	355	30,813[4]	124,970
Mortgage loans, gross	5,496				5,496	5,417				5,417
of which: residential mortgages	4,233				4,233	4,538				4,538
of which: office and business premises mortgages	671				671	715				715
of which: industrial premises mortgages	454				454	54				54
of which: other mortgages	138				138	111				111
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity				27,561	27,561				26,406	26,406
Total on-balance sheet, gross	5,500	85,928	192	63,463	155,083	5,419	93,800	355	57,218	156,793
Allowances	(4)	(78)	0	(167)	(249)	(12)	(9)	(0)	(417)	(437)
Total on-balance sheet, net	5,496	85,850	192	63,296	154,834	5,407	93,791	355	56,802	156,356

Off-balance sheet
Contingent liabilities, gross	0	8,190	1,093	9,762	19,046	0	5,813	1,287	7,517	14,617
Irrevocable commitments, gross	253	8,192	226	8,723	17,394	239	7,526	212	11,359	19,337
Forward starting reverse repurchase and securities borrowing transactions		24,559		0	24,559		17,265			17,265
Liabilities for calls on shares and other equities				5	5				5	5
Total off-balance sheet	253	40,941	1,320	18,490	61,005	240	30,604	1,499	18,881	51,224

1 Mainly comprised of cash and securities.    2 Includes guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries and other Group entities.

Note 13a  Collateral for loans and off-balance sheet transactions (continued)

	31.12.21					31.12.20
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	4	78,338	175	32,730[4]	111,247	1	83,063	315	27,286[4]	110,665
Mortgage loans, gross	5,011				5,011	4,797				4,797
of which: residential mortgages	3,859				3,859	4,019				4,019
of which: office and business premises mortgages	612				612	633				633
of which: industrial premises mortgages	414				414	47				47
of which: other mortgages	126				126	98				98
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity				25,127	25,127				23,383	23,383
Total on-balance sheet, gross	5,014	78,338	175	57,857	141,384	4,799	83,063	315	50,669	138,845
Allowances	(3)	(71)	0	(152)	(227)	(10)	(7)	(0)	(370)	(387)
Total on-balance sheet, net	5,011	78,267	175	57,705	141,157	4,788	83,056	315	50,299	138,458

Off-balance sheet
Contingent liabilities, gross	0	7,467	997	8,900	17,364	0	5,147	1,140	6,657	12,944
Irrevocable commitments, gross	231	7,468	206	7,953	15,858	212	6,665	188	10,059	17,123
Forward starting reverse repurchase and securities borrowing transactions		22,390		0	22,390		15,289			15,289
Liabilities for calls on shares and other equities				4	4				4	4
Total off-balance sheet	231	37,325	1,203	16,857	55,616	212	27,101	1,328	16,720	45,361

1 Mainly comprised of cash and securities.    2 Includes guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries and other Group entities.

Note 13b  Impaired financial instruments

	31.12.21				31.12.20
USD million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	395	147	184	63	566	277	220	68
Mortgage loans	118	4	114	0	180	11	167	1
Other assets	1	1	0	0	2	2	0	0
Guarantees and loan commitments	14	0	14	0	43	7	24	11
Total impaired financial instruments[1]	528	153	312	63	790	298	412	80
1 Impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses, also referred to as stage 3 positions.

	31.12.21				31.12.20
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	360	134	168	58	501	246	195	60
Mortgage loans	108	4	104	0	159	10	148	1
Other assets	1	1	0	0	2	1	0	0
Guarantees and loan commitments	13	0	13	0	38	6	22	10
Total impaired financial instruments[1]	481	139	285	58	699	264	364	71
1 Impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses, also referred to as stage 3 positions.

UBS AG standalone financial statements (audited)

Note 14  Allowances and provisions

Total allowances and provisions of USD 2,395 million (CHF 2,184 million) as of 31 December 2021 included allowances and provisions for credit losses of USD 336 million (CHF 307 million). Total allowances and provisions of USD 1,859 million (CHF 1,647 million) as of 31 December 2020 included allowances and provisions for credit losses of USD 556 million (CHF 492 million).

The 2021 decrease in allowances and provisions for credit losses of USD 219 million (CHF 185 million) includes total credit loss releases of USD 78 million (CHF 72 million), as well as USD 141 million (CHF 113 million) for write-offs and other movements that did not impact the income statement. Total credit loss releases in 2021 also included a net release of USD 6 million (CHF 5 million) on positions subject to incurred credit losses (also referred to as stage 3 losses), primarily related to Global Wealth Management.

Note 14a  Allowances for credit losses

USD million	Balance as of 31.12.20	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications / other	Foreign currency translation	Balance as of 31.12.21
Default risk relating to on-balance sheet exposures	448	1	(49)	(135)	1	0	(8)	259
of which: incurred credit losses	291	1	0	(135)	1	0	(6)	153
of which: expected credit losses [1]	157	0	(49)	0	0	0	(2)	106
Total allowances for credit losses	448	1	(49)	(135)	1	0	(8)	259
1 Includes ECL allowances where an approach other than IFRS ECL is applied of USD 4 million as of 31 December 2021 (USD 4 million as of 31 December 2020). Refer to Note 2 for more information.

CHF million	Balance as of 31.12.20	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications / other	Foreign currency translation	Balance as of 31.12.21
Default risk relating to on-balance sheet exposures	397	1	(45)	(123)	3	0	6	237
of which: incurred credit losses	258	1	0	(123)	3	0	1	139
of which: expected credit losses [1]	139	0	(45)	0	0	0	5	98
Total allowances for credit losses	397	1	(45)	(123)	3	0	6	237
1 Includes ECL allowances where an approach other than IFRS ECL is applied of CHF 4 million as of 31 December 2021 (CHF 4 million as of 31 December 2020). Refer to Note 2 for more information.

Note 14b  Provisions

USD million	Balance as of 31.12.20	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation / other[2]	Balance as of 31.12.21
Default risk related to off-balance sheet items and credit lines	108	0	(30)	0	0	0	(1)	77
of which: incurred credit losses	7	0	(7)	0	0	0	0	0
of which: expected credit losses	101	0	(23)	0	0	0	(1)	77
Litigation, regulatory and similar matters	971	867	(7)	(69)	0	0	(52)	1,711
Restructuring	100	54	(21)	(66)	0	0	4	70
Real estate[1]	117	34	(4)	(32)	0	0	15	130
Employee benefits	29	5	(7)	0	0	0	(1)	25
Deferred taxes	46	25	0	0	0	0	0	71
Other	40	24	(10)	(2)	0	0	0	52
Total provisions	1,411	1,009	(79)	(169)	0	0	(36)	2,136

1 Includes provisions for onerous contracts of USD 67 million as of 31 December 2021 (31 December 2020: USD 53 million) and reinstatement cost provisions for leasehold improvements of USD 63 million as of 31 December 2021 (31 December 2020: USD 64 million).    2 Other mainly includes changes related to capitalized reinstatement costs and unwind of discounting.

CHF million	Balance as of 31.12.20	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifications	Foreign currency translation / other[2]	Balance as of 31.12.21
Default risk related to off-balance sheet items and credit lines	95	0	(28)	0	0	0	2	70
of which: incurred credit losses	6	0	(6)	0	0	0	0	0
of which: expected credit losses	89	0	(21)	0	0	0	2	70
Litigation, regulatory and similar matters	860	791	(6)	(63)	0	0	(22)	1,560
Restructuring	88	49	(19)	(61)	0	0	7	64
Real estate[1]	104	32	(3)	(29)	0	0	16	119
Employee benefits	25	4	(6)	0	0	0	0	23
Deferred taxes	41	23	0	0	0	0	1	65
Other	36	22	(9)	(2)	0	0	1	47
Total provisions	1,250	921	(73)	(155)	0	0	4	1,947

1 Includes provisions for onerous contracts of CHF 61 million as of 31 December 2021 (31 December 2020: CHF 47 million) and reinstatement cost provisions for leasehold improvements of CHF 58 million as of 31 December 2021 (31 December 2020: CHF 57 million).    2 Other mainly includes changes related to capitalized reinstatement costs and unwind of discounting.

UBS AG standalone financial statements (audited)

Note 14c  Development of ECL allowances and provisions

USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2020	(556)	(193)	(65)	(298)
Net movement from new and derecognized transactions[1]	15	6	9	0
of which: Large corporate clients	1	(8)	9	0
of which: Financial intermediaries and hedge funds	14	14	0	0
Remeasurements with stage transfers[2]	(2)	1	7	(10)
of which: Large corporate clients	(1)	1	7	(8)
of which: SME clients	1	0	0	0
of which: Financial intermediaries and hedge funds	(2)	0	0	(2)
Remeasurements without stage transfers[3]	33	14	4	15
of which: Private clients with mortgages	(1)	0	0	(1)
of which: Real estate financing	(1)	(1)	0	0
of which: Large corporate clients	9	(5)	3	10
of which: SME clients	4	(1)	0	5
of which: Financial intermediaries and hedge funds	22	20	0	1
Model changes[4]	32	23	9	0
Total ECL allowance movements with profit or loss impact	78	44	29	6
Movements without profit or loss impact (write-off, FX and other)[5]	142	1	0	140
Balance as of 31 December 2021	(336)	(148)	(35)	(153)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

CHF million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2020	(492)	(172)	(57)	(264)
Net movement from new and derecognized transactions[1]	14	5	8	0
of which: Large corporate clients	0	(8)	8	0
of which: Financial intermediaries and hedge funds	13	13	0	0
Remeasurements with stage transfers[2]	(2)	1	7	(9)
of which: Large corporate clients	(1)	1	7	(8)
of which: SME clients	1	0	0	0
of which: Financial intermediaries and hedge funds	(2)	0	0	(2)
Remeasurements without stage transfers[3]	31	13	3	14
of which: Private clients with mortgages	(1)	0	0	(1)
of which: Real estate financing	0	0	0	0
of which: Large corporate clients	8	(4)	3	10
of which: SME clients	4	(1)	0	4
of which: Financial intermediaries and hedge funds	20	19	0	1
Model changes[4]	29	21	9	0
Total ECL allowance movements with profit or loss impact	72	41	27	5
Movements without profit or loss impact (write-off, FX and other)[5]	113	(6)	(2)	120
Balance as of 31 December 2021	(307)	(136)	(32)	(139)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

Note 14d   Balance sheet and off-balance sheet positions subject to ECL

The tables below provide ECL exposure and ECL allowance and provision information about financial instruments and certain non-financial instruments that are subject to ECL.

USD million	31.12.21
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	53,760	53,760	0	0	0	0	0	0
Due from banks	33,330	33,330	0	0	(5)	(5)	(0)	0
Receivables from securities financing transactions	56,336	56,336	0	0	(2)	(2)	(0)	0
Due from customers[2]	121,812	119,892	1,672	247	(214)	(56)	(10)	(147)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	27,530	27,530	0	0	(32)	(32)	0	0
Mortgage loans	5,492	5,379	0	114	(4)	0	0	(4)
Accrued income and prepaid expenses	1,213	1,212	2	0	0	0	0	0
Other assets[3]	912	912	0	0	(2)	(1)	(0)	(1)
Total on balance sheet financial assets in scope of ECL	300,386	298,351	1,674	361	(259)	(96)	(10)	(153)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	19,046	18,860	176	10	(4)	(3)	(1)	0
Irrevocable commitments, gross	17,394	15,967	1,423	4	(72)	(49)	(24)	0
Forward starting transactions (securities financing transactions)[4]	1,097	1,097	0	0	0	0	0	0
Credit lines	8,388	7,966	422	0	(1)	(1)	(1)	0
Irrevocable committed prolongation of existing loans	736	736	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines in scope of ECL	46,662	44,627	2,021	14	(77)	(52)	(25)	0
Total allowances and provisions					(336)	(148)	(35)	(153)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes USD 4 million ECL allowances where an approach other than "IFRS ECL" is applied. Refer to Note 2 for more information.    3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets in scope of ECL. Refer to Note 19a for more information.    4 Includes forward starting reverse repurchase agreements in scope of ECL.

CHF million	31.12.21
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	49,012	49,012	0	0	0	0	0	0
Due from banks	30,386	30,386	0	0	(5)	(5)	(0)	0
Receivables from securities financing transactions	51,360	51,360	0	0	(2)	(2)	(0)	0
Due from customers[2]	111,052	109,302	1,524	225	(195)	(51)	(9)	(134)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	25,098	25,098	0	0	(29)	(29)	0	0
Mortgage loans	5,007	4,904	0	104	(4)	0	0	(4)
Accrued income and prepaid expenses	1,106	1,105	1	0	0	0	0	0
Other assets[3]	832	832	0	0	(2)	(1)	(0)	(1)
Total on balance sheet financial assets in scope of ECL	273,853	271,998	1,526	329	(237)	(89)	(9)	(139)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	17,364	17,194	160	9	(3)	(2)	(1)	0
Irrevocable commitments, gross	15,858	14,557	1,298	4	(65)	(44)	(21)	0
Forward starting transactions (securities financing transactions)[4]	1,000	1,000	0	0	0	0	0	0
Credit lines	7,647	7,263	384	0	(2)	(1)	(1)	0
Irrevocable committed prolongation of existing loans	671	671	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines in scope of ECL	42,540	40,685	1,842	13	(70)	(47)	(23)	0
Total allowances and provisions					(307)	(136)	(32)	(139)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes CHF 4 million ECL allowances where an approach other than "IFRS ECL" is applied. Refer to Note 2 for more information.    3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets in scope of ECL. Refer to Note 19a for more information.    4 Includes forward starting reverse repurchase agreements in scope of ECL.

UBS AG standalone financial statements (audited)

Note 14d   Balance sheet and off-balance sheet positions subject to ECL (continued)

USD million	31.12.20
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	34,148	34,148	0	0	0	0	0	0
Due from banks	38,357	38,348	9	0	(7)	(7)	(0)	0
Receivables from securities financing transactions	63,305	63,305	0	0	(2)	(2)	0	0
Due from customers[2]	124,596	121,988	2,319	288	(374)	(76)	(20)	(277)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	26,354	26,354	0	0	(52)	(52)	0	0
Mortgage loans	5,406	5,193	45	167	(11)	0	0	(11)
Accrued income and prepaid expenses	1,414	1,412	2	0	0	0	0	0
Other assets[3]	922	922	0	0	(2)	(0)	(0)	(2)
Total on balance sheet financial assets in scope of ECL	294,502	291,669	2,376	457	(448)	(137)	(20)	(291)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	14,617	14,345	259	13	(11)	(2)	(2)	(7)
Irrevocable commitments, gross	19,337	16,790	2,523	23	(95)	(53)	(42)	0
Forward starting transactions (securities financing transactions)[4]	2,869	2,869	0	0	(0)	(0)	0	0
Credit lines	7,378	6,842	529	7	(1)	(1)	(0)	0
Irrevocable committed prolongation of existing loans	1,071	1,071	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines in scope of ECL	45,272	41,918	3,312	43	(108)	(56)	(45)	(7)
Total allowances and provisions					(556)	(193)	(65)	(298)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes USD 4 million ECL allowances where an approach other than "IFRS ECL" is applied. Refer to Note 2 for more information.    3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets in scope of ECL. Refer to Note 19a for more information.    4 Includes forward starting reverse repurchase agreements in scope of ECL.

CHF million	31.12.20
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	30,239	30,239	0	0	0	0	0	0
Due from banks	33,966	33,958	8	0	(6)	(6)	(0)	0
Receivables from securities financing transactions	56,058	56,058	0	0	(2)	(2)	0	0
Due from customers[2]	110,334	108,024	2,054	255	(331)	(68)	(17)	(246)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	23,337	23,337	0	0	(46)	(46)	0	0
Mortgage loans	4,787	4,599	40	148	(10)	0	0	(10)
Accrued income and prepaid expenses	1,253	1,250	2	0	0	0	0	0
Other assets[3]	817	817	0	0	(1)	(0)	(0)	(1)
Total on balance sheet financial assets in scope of ECL	260,791	258,282	2,104	404	(397)	(122)	(17)	(258)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Contingent liabilities, gross	12,944	12,703	230	11	(10)	(2)	(2)	(6)
Irrevocable commitments, gross	17,123	14,868	2,234	20	(84)	(47)	(38)	0
Forward starting transactions (securities financing transactions)[4]	2,540	2,540	0	0	(0)	(0)	0	0
Credit lines	6,534	6,058	469	7	(1)	(1)	(0)	0
Irrevocable committed prolongation of existing loans	949	949	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines in scope of ECL	40,090	37,119	2,933	38	(95)	(50)	(40)	(6)
Total allowances and provisions					(492)	(172)	(57)	(264)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Includes CHF 4 million ECL allowances where an approach other than "IFRS ECL" is applied. Refer to Note 2 for more information.    3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets in scope of ECL. Refer to Note 19a for more information.    4 Includes forward starting reverse repurchase agreements in scope of ECL.

Note 14e   Financial assets subject to credit risk by rating category

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s internal credit rating system and year-end stage classification.

Financial assets subject to credit risk by rating category
USD million	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	53,680	80	0	0	0	0	53,760	0	53,760
of which: stage 1	53,680	80	0	0	0	0	53,760	0	53,760
Due from banks	466	32,410	454	0	4	0	33,335	(5)	33,330
of which: stage 1	466	32,410	454	0	4	0	33,335	(5)	33,330
Receivables from securities financing transactions	13,983	8,793	8,256	23,871	1,435	0	56,338	(2)	56,336
of which: stage 1	13,983	8,793	8,256	23,871	1,435	0	56,338	(2)	56,336
Due from customers	3,116	34,793	14,591	66,766	2,365	395	122,025	(214)	121,812
of which: stage 1	3,116	34,790	14,236	66,007	1,800	0	119,948	(56)	119,892
of which: stage 2	0	3	355	759	566	0	1,682	(10)	1,672
of which: stage 3	0	0	0	0	0	395	395	(147)	247
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	27,561	0	0	0	0	27,561	(32)	27,530
of which: stage 1	0	27,561	0	0	0	0	27,561	(32)	27,530
Mortgage loans	0	2	457	4,919	1	118	5,496	(4)	5,492
of which: stage 1	0	1	457	4,919	1	0	5,379	(0)	5,379
of which: stage 3	0	0	0	0	0	118	118	(4)	114
Accrued income and prepaid expenses	47	225	327	582	33	0	1,213	0	1,213
of which: stage 1	47	225	327	581	32	0	1,212	0	1,212
of which: stage 2	0	0	0	1	1	0	2	0	2
Other assets	0	100	2	810	3	1	915	(2)	912
of which: stage 1	0	100	2	810	3	0	914	(1)	912
of which: stage 3	0	0	0	0	0	1	1	(1)	(0)
Total in scope of ECL assets / ECL amounts by stages	71,293	103,963	24,086	96,948	3,841	514	300,644	(259)	300,386

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
USD million	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off-balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	4,385	10,960	1,782	1,498	411	10	19,046	(4)
of which: stage 1	4,385	10,937	1,729	1,495	315	0	18,860	(3)
of which: stage 2	0	24	52	3	97	0	176	(1)
of which: stage 3	0	0	0	0	0	10	10	(0)
Irrevocable commitments, gross	1,778	5,058	3,316	2,082	5,156	4	17,394	(72)
of which: stage 1	1,778	4,792	3,107	1,758	4,532	0	15,967	(49)
of which: stage 2	0	266	209	324	624	0	1,423	(24)
of which: stage 3	0	0	0	0	0	4	4	0
Forward starting transactions (securities financing transactions)	0	0	0	1,097	0	0	1,097	(0)
of which: stage 1	0	0	0	1,097	0	0	1,097	(0)
Credit lines	6	3,314	135	3,771	1,161	0	8,388	(1)
of which: stage 1	6	3,266	8	3,567	1,119	0	7,966	(1)
of which: stage 2	0	48	127	204	42	0	422	(1)
Irrevocable committed prolongation of existing loans	0	736	0	0	0	0	736	0
of which: stage 1	0	736	0	0	0	0	736	0
Total off-balance sheet financial instruments and credit lines	6,168	20,069	5,233	8,448	6,729	14	46,662	(77)

UBS AG standalone financial statements (audited)

Note 14e   Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
CHF million	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	48,939	73	0	0	0	0	49,012	0	49,012
of which: stage 1	48,939	73	0	0	0	0	49,012	0	49,012
Due from banks	425	29,548	414	0	4	0	30,391	(5)	30,386
of which: stage 1	425	29,548	414	0	4	0	30,391	(5)	30,386
Receivables from securities financing transactions	12,748	8,016	7,527	21,763	1,308	0	51,362	(2)	51,360
of which: stage 1	12,748	8,016	7,527	21,763	1,308	0	51,362	(2)	51,360
Due from customers	2,841	31,719	13,302	60,868	2,156	360	111,247	(195)	111,052
of which: stage 1	2,841	31,717	12,978	60,176	1,641	0	109,353	(51)	109,302
of which: stage 2	0	2	324	692	516	0	1,533	(9)	1,524
of which: stage 3	0	0	0	0	0	360	360	(134)	225
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	25,127	0	0	0	0	25,127	(29)	25,098
of which: stage 1	0	25,127	0	0	0	0	25,127	(29)	25,098
Mortgage loans	0	1	416	4,485	1	108	5,011	(4)	5,007
of which: stage 1	0	1	416	4,485	1	0	4,903	(0)	4,904
of which: stage 3	0	0	0	0	0	108	108	(4)	104
Accrued income and prepaid expenses	43	205	298	531	30	0	1,106	0	1,106
of which: stage 1	43	205	298	530	29	0	1,105	0	1,105
of which: stage 2	0	0	0	1	1	0	1	0	1
Other assets	0	91	1	738	3	1	834	(2)	832
of which: stage 1	0	91	1	738	3	0	834	(1)	832
of which: stage 3	0	0	0	0	0	1	1	(1)	(0)
Total in scope of ECL assets / ECL amounts by stages	64,996	94,781	21,958	88,384	3,501	468	274,089	(237)	273,853

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
CHF million	31.12.21
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off-balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	3,997	9,992	1,624	1,366	375	9	17,364	(3)
of which: stage 1	3,997	9,971	1,577	1,363	287	0	17,194	(2)
of which: stage 2	0	22	47	3	88	0	160	(1)
of which: stage 3	0	0	0	0	0	9	9	(0)
Irrevocable commitments, gross	1,621	4,612	3,023	1,898	4,701	4	15,858	(65)
of which: stage 1	1,621	4,369	2,833	1,602	4,132	0	14,557	(44)
of which: stage 2	0	243	191	295	569	0	1,298	(21)
of which: stage 3	0	0	0	0	0	4	4	0
Forward starting transactions (securities financing transactions)	0	0	0	1,000	0	0	1,000	0
of which: stage 1	0	0	0	1,000	0	0	1,000	0
Credit lines	5	3,021	123	3,438	1,059	0	7,647	(2)
of which: stage 1	5	2,978	7	3,252	1,020	0	7,263	(1)
of which: stage 2	0	44	116	186	39	0	384	(1)
Irrevocable committed prolongation of existing loans	0	671	0	0	0	0	671	0
of which: stage 1	0	671	0	0	0	0	671	0
Total off-balance sheet financial instruments and credit lines	5,623	18,296	4,771	7,702	6,135	13	42,540	(70)

›    Refer to Note 9 and Note 20 to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2021 for more information on ECL in accordance with IFRS

Note 14e   Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
USD million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	34,119	28	0	0	0	0	34,148	0	34,148
of which: stage 1	34,119	28	0	0	0	0	34,148	0	34,148
Due from banks	273	36,166	523	1,381	21	0	38,364	(7)	38,357
of which: stage 1	273	36,166	523	1,381	12	0	38,355	(7)	38,348
of which: stage 2	0	0	0	0	9	0	9	0	9
of which: stage 3	0	0	0	0	0	0	0	0	0
Receivables from securities financing transactions	9,831	6,419	13,122	32,092	1,842	0	63,306	(2)	63,305
of which: stage 1	9,831	6,419	13,122	32,092	1,842	0	63,306	(2)	63,305
Due from customers	2,473	31,658	17,210	71,515	1,548	566	124,970	(374)	124,596
of which: stage 1	2,473	31,658	16,568	70,409	958	0	122,065	(76)	121,988
of which: stage 2	0	0	642	1,107	590	0	2,339	(20)	2,319
of which: stage 3	0	0	0	0	0	566	566	(277)	288
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	26,406	0	0	0	0	26,406	(52)	26,354
of which: stage 1	0	26,406	0	0	0	0	26,406	(52)	26,354
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0	0
Mortgage loans	0	1	80	5,155	1	179	5,417	(11)	5,406
of which: stage 1	0	1	35	5,155	1	0	5,193	0	5,193
of which: stage 2	0	0	45	0	0	0	45	0	45
of which: stage 3	0	0	0	0	0	179	179	(11)	167
Accrued income and prepaid expenses	87	83	153	1,070	20	0	1,414	0	1,414
of which: stage 1	87	83	153	1,070	18	0	1,412	0	1,412
of which: stage 2	0	0	0	0	2	0	2	0	2
of which: stage 3	0	0	0	0	0	0	0	0	0
Other assets	0	154	2	762	3	2	924	(2)	922
of which: stage 1	0	154	2	762	3	0	922	0	922
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	2	2	(2)	0
Total in scope of ECL assets / ECL amounts by stages	46,783	100,915	31,091	111,976	3,435	748	294,949	(448)	294,502

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
USD million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off-balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	2,957	8,574	998	1,453	622	13	14,617	(11)
of which: stage 1	2,957	8,538	968	1,372	510	0	14,345	(2)
of which: stage 2	0	36	31	81	112	0	259	(2)
of which: stage 3	0	0	0	0	0	13	13	(7)
Irrevocable commitments, gross	1,778	6,885	2,872	3,593	4,186	23	19,337	(95)
of which: stage 1	1,778	6,415	2,275	3,241	3,081	0	16,790	(53)
of which: stage 2	0	470	597	351	1,105	0	2,523	(42)
of which: stage 3	0	0	0	0	0	23	23	0
Forward starting transactions (securities financing transactions)	0	150	0	2,719	0	0	2,869	0
of which: stage 1	0	150	0	2,719	0	0	2,869	0
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0
Credit lines	3	840	166	5,145	1,217	7	7,378	(1)
of which: stage 1	3	794	36	5,068	941	0	6,842	(1)
of which: stage 2	0	46	130	78	276	0	529	0
of which: stage 3	0	0	0	0	0	7	7	0
Irrevocable committed prolongation of existing loans	0	1,071	0	0	0	0	1,071	0
of which: stage 1	0	1,071	0	0	0	0	1,071	0
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines	4,738	17,521	4,036	12,910	6,025	43	45,272	(108)

UBS AG standalone financial statements (audited)

Note 14e   Financial assets subject to credit risk by rating category (continued)

Financial assets subject to credit risk by rating category
CHF million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks	30,214	25	0	0	0	0	30,239	0	30,239
of which: stage 1	30,214	25	0	0	0	0	30,239	0	30,239
Due from banks	241	32,026	463	1,223	19	0	33,973	(6)	33,966
of which: stage 1	241	32,026	463	1,223	11	0	33,965	(6)	33,958
of which: stage 2	0	0	0	0	8	0	8	0	8
of which: stage 3	0	0	0	0	0	0	0	0	0
Receivables from securities financing transactions	8,706	5,685	11,620	28,419	1,631	0	56,060	(2)	56,058
of which: stage 1	8,706	5,685	11,620	28,419	1,631	0	56,060	(2)	56,058
Due from customers	2,190	28,034	15,240	63,329	1,371	501	110,665	(331)	110,334
of which: stage 1	2,190	28,034	14,671	62,349	848	0	108,092	(68)	108,024
of which: stage 2	0	0	569	980	523	0	2,071	(17)	2,054
of which: stage 3	0	0	0	0	0	501	501	(246)	255
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	0	23,383	0	0	0	0	23,383	(46)	23,337
of which: stage 1	0	23,383	0	0	0	0	23,383	(46)	23,337
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0	0
Mortgage loans	0	1	71	4,565	1	159	4,797	(10)	4,787
of which: stage 1	0	1	31	4,565	1	0	4,598	0	4,599
of which: stage 2	0	0	40	0	0	0	40	0	40
of which: stage 3	0	0	0	0	0	159	159	(10)	148
Accrued income and prepaid expenses	77	74	136	948	18	0	1,252	0	1,253
of which: stage 1	77	74	136	948	16	0	1,250	0	1,250
of which: stage 2	0	0	0	0	1	0	2	0	2
of which: stage 3	0	0	0	0	0	0	0	0	0
Other assets	0	137	2	675	3	2	818	(1)	817
of which: stage 1	0	137	2	675	3	0	817	0	817
of which: stage 2	0	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	2	2	(1)	0
Total in scope of ECL assets / ECL amounts by stages	41,428	89,364	27,532	99,159	3,042	662	261,188	(397)	260,791

Off-balance sheet positions and credit lines subject to expected credit loss by rating category
CHF million	31.12.20
Rating category	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off-balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross	2,619	7,592	884	1,287	551	11	12,944	(10)
of which: stage 1	2,619	7,561	857	1,215	452	0	12,703	(2)
of which: stage 2	0	31	27	72	99	0	230	(2)
of which: stage 3	0	0	0	0	0	11	11	(6)
Irrevocable commitments, gross	1,574	6,097	2,543	3,182	3,707	20	17,123	(84)
of which: stage 1	1,574	5,681	2,015	2,870	2,728	0	14,868	(47)
of which: stage 2	0	416	528	311	979	0	2,234	(38)
of which: stage 3	0	0	0	0	0	20	20	0
Forward starting transactions (securities financing transactions)	0	133	0	2,407	0	0	2,540	0
of which: stage 1	0	133	0	2,407	0	0	2,540	0
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0
Credit lines	3	744	147	4,556	1,078	7	6,534	(1)
of which: stage 1	3	703	32	4,488	833	0	6,058	(1)
of which: stage 2	0	41	115	69	244	0	469	(1)
of which: stage 3	0	0	0	0	0	7	7	0
Irrevocable committed prolongation of existing loans	0	949	0	0	0	0	949	0
of which: stage 1	0	949	0	0	0	0	949	0
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	0	0	0
Total off-balance sheet financial instruments and credit lines	4,196	15,515	3,574	11,432	5,336	38	40,090	(95)

Note 15  Trading portfolio and other financial instruments measured at fair value

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20

Assets
Trading portfolio assets	119,795	115,164	109,213	101,981
of which: debt instruments[1]	18,045	20,908	16,451	18,515
of which: listed	12,750	16,223	11,624	14,366
of which: equity instruments	98,424	90,013	89,730	79,709
of which: precious metals and other physical commodities	3,326	4,243	3,032	3,757
Total assets measured at fair value	119,795	115,164	109,213	101,981
of which: fair value derived using a valuation model	15,028	15,628	13,700	13,839
of which: securities eligible for repurchase transactions in accordance with liquidity regulations [2]	7,042	10,662	6,420	9,441

Liabilities
Trading portfolio liabilities	25,711	28,806	23,440	25,509
of which: debt instruments[1]	7,549	6,010	6,882	5,322
of which: listed	7,293	5,576	6,649	4,937
of which: equity instruments	18,162	22,796	16,557	20,186
Financial liabilities designated at fair value[3]	73,081	58,737	66,625	52,014
Total liabilities measured at fair value	98,791	87,543	90,065	77,522
of which: fair value derived using a valuation model	78,092	64,392	71,194	57,021

1 Includes money market paper.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.    3 Refer to Note 22 for more information.

UBS AG standalone financial statements (audited)

Note 16  Derivative instruments1

	31.12.21			31.12.20
USD billion	Derivative financial assets	Derivative financial liabilities	Total notional values	Derivative financial assets	Derivative financial liabilities	Total notional values
Interest rate contracts
Forwards[2]	0.1	0.3	476	0.1	0.5	2,621
Swaps	27.7	20.5	8,266	42.6	32.9	8,896
of which: designated in hedge accounting relationships	0.0	0.0	115	0.0	0.0	110
Futures	0.0	0.0	524	0.0	0.0	476
Over-the-counter (OTC) options	6.6	9.2	1,100	10.1	12.6	908
Exchange-traded options	0.1	0.1	196	0.0	0.0	190
Total	34.6	30.1	10,562 [3]	52.9	46.0	13,092
Foreign exchange contracts
Forwards	23.8	23.8	2,053	27.3	29.0	1,633
of which: designated in hedge accounting relationships	0.0	0.0	0	0.0	0.0	0
Swaps	24.7	25.1	3,246	34.6	35.0	3,387
of which: designated in hedge accounting relationships	0.1	0.4	40	0.5	0.2	34
Futures	0.0	0.0	1	0.0	0.0	1
Over-the-counter (OTC) options	5.2	5.3	823	7.2	7.1	837
Exchange-traded options	0.0	0.1	10	0.1	0.1	9
Total	53.8	54.3	6,134	69.1	71.2	5,867
Equity contracts
Forwards	0.3	0.3	27	0.4	0.4	32
Swaps	5.0	9.7	279	6.5	10.0	209
Futures	0.0	0.0	67	0.0	0.0	63
Over-the-counter (OTC) options	4.8	6.5	170	7.3	11.1	242
Exchange-traded options	12.1	12.5	636	14.0	13.1	615
Total	22.3	29.1	1,178	28.2	34.6	1,159
Credit derivative contracts
Credit default swaps	1.2	1.4	88	1.6	1.9	119
Total return swaps	0.1	0.2	3	0.3	0.4	5
Other	0.0	0.0	5	0.0	0.0	2
Total	1.3	1.6	95	1.9	2.3	126
Commodity, precious metals and other contracts
Forwards[4]	0.1	0.1	51	0.2	0.2	37
Swaps	0.5	0.8	45	0.5	0.8	36
Futures	0.0	0.0	14	0.0	0.0	9
Over-the-counter (OTC) options	0.4	0.2	24	1.0	0.7	41
Exchange-traded options	0.6	0.4	2	0.5	0.4	3
Total	1.5	1.5	138	2.2	2.0	126
Total before netting	113.4	116.6	18,107	154.3	156.2	20,371
of which: trading derivatives	113.3	116.2		153.8	156.0
of which: fair value derived using a valuation model	112.7	115.6		153.1	155.3
of which: derivatives designated in hedge accounting relationships	0.1	0.4		0.5	0.2
of which: fair value derived using a valuation model	0.1	0.4		0.5	0.2
Netting with cash collateral payables / receivables	(13.9)	(14.8)		(19.8)	(16.9)
Replacement value netting	(87.6)	(87.6)		(117.4)	(117.4)
Total after netting	11.9	14.1		17.2	21.9
of which: with central clearing counterparties	0.5	0.4		0.8	0.6
of which: with bank and broker-dealer counterparties	4.0	3.0		7.8	6.0
of which: other client counterparties	7.5	10.7		8.6	15.3

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Includes forward rate agreements.    3 Notional amounts related to interest rate contracts have decreased by USD 2.5 trillion compared with 31 December 2020, mainly reflecting trade compressions, which included activity as part of the ongoing transition to Alternative Reference Rates, and maturities.    4 Includes derivative loan commitments with notional values of USD 9 billion as of 31 December 2021 (31 December 2020: USD 9 billion) and negative replacement values of USD 33 million (31 December 2020: USD 30 million).

Note 16  Derivative instruments (continued)1

	31.12.21			31.12.20
CHF billion	Derivative financial assets	Derivative financial liabilities	Total notional values	Derivative financial assets	Derivative financial liabilities	Total notional values
Interest rate contracts
Forwards[2]	0.1	0.2	434	0.1	0.4	2,321
Swaps	25.3	18.7	7,536	37.8	29.2	7,878
of which: designated in hedge accounting relationships	0.0	0.0	105	0.0	0.0	98
Futures	0.0	0.0	477	0.0	0.0	422
Over-the-counter (OTC) options	6.1	8.4	1,003	8.9	11.1	804
Exchange-traded options	0.1	0.1	179	0.0	0.0	168
Total	31.5	27.4	9,629 [3]	46.8	40.8	11,594
Foreign exchange contracts
Forwards	21.7	21.7	1,872	24.2	25.7	1,446
of which: designated in hedge accounting relationships	0.0	0.0	0	0.0	0.0	0
Swaps	22.5	22.9	2,960	30.7	31.0	2,999
of which: designated in hedge accounting relationships	0.1	0.3	36	0.4	0.2	30
Futures	0.0	0.0	1	0.0	0.0	1
Over-the-counter (OTC) options	4.7	4.8	750	6.3	6.3	741
Exchange-traded options	0.0	0.1	9	0.1	0.1	8
Total	49.0	49.5	5,592	61.2	63.0	5,195
Equity contracts
Forwards	0.3	0.3	25	0.3	0.3	28
Swaps	4.6	8.9	254	5.8	8.9	185
Futures	0.0	0.0	61	0.0	0.0	56
Over-the-counter (OTC) options	4.4	6.0	155	6.5	9.8	214
Exchange-traded options	11.0	11.4	580	12.4	11.6	544
Total	20.3	26.5	1,074	25.0	30.7	1,027
Credit derivative contracts
Credit default swaps	1.1	1.3	80	1.4	1.7	106
Total return swaps	0.1	0.2	3	0.3	0.3	4
Other	0.0	0.0	4	0.0	0.0	2
Total	1.2	1.4	87	1.7	2.0	112
Commodity, precious metals and other contracts
Forwards[4]	0.1	0.1	47	0.1	0.2	33
Swaps	0.4	0.7	41	0.5	0.7	32
Futures	0.0	0.0	13	0.0	0.0	8
Over-the-counter (OTC) options	0.4	0.2	22	0.9	0.6	36
Exchange-traded options	0.5	0.4	2	0.5	0.3	3
Total	1.4	1.4	125	1.9	1.8	112
Total before netting	103.4	106.3	16,508	136.7	138.3	18,039
of which: trading derivatives	103.3	106.0		136.2	138.1
of which: fair value derived using a valuation model	102.8	105.4		135.6	137.5
of which: derivatives designated in hedge accounting relationships	0.1	0.3		0.4	0.2
of which: fair value derived using a valuation model	0.1	0.3		0.4	0.2
Netting with cash collateral payables / receivables	(12.7)	(13.5)		(17.5)	(15.0)
Replacement value netting	(79.9)	(79.9)		(103.9)	(103.9)
Total after netting	10.9	12.9		15.2	19.4
of which: with central clearing counterparties	0.5	0.4		0.7	0.5
of which: with bank and broker-dealer counterparties	3.6	2.7		6.9	5.3
of which: other client counterparties	6.8	9.8		7.6	13.6

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Includes forward rate agreements.    3 Notional amounts related to interest rate contracts have decreased by CHF 2.0 trillion compared with 31 December 2020, mainly reflecting trade compressions, which included activity as part of the ongoing transition to Alternative Reference Rates, and maturities.    4 Includes derivative loan commitments with notional values of CHF 8 billion as of 31 December 2021 (31 December 2020: CHF 8 billion) and negative replacement values of CHF 30 million (31 December 2020: CHF 27 million).

UBS AG standalone financial statements (audited)

Note 17a  Financial investments by instrument type

	31.12.21		31.12.20
USD million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	19,423	19,801	23,807	24,518
of which: held to maturity	6,968	7,039	6,321	6,524
of which: available for sale	12,455	12,762	17,485	17,995
Equity instruments	58	67	44	53
of which: qualified participations [1]	25	31	21	21
Property	1	1	1	1
Total financial investments	19,482	19,870	23,852	24,573
of which: securities eligible for repurchase transactions in accordance with liquidity regulations [2]	16,253	16,332	20,979	21,313

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

	31.12.21		31.12.20
CHF million	Carrying amount	Fair value	Carrying amount	Fair value
Debt instruments	17,707	18,052	21,082	21,712
of which: held to maturity	6,353	6,417	5,598	5,777
of which: available for sale	11,354	11,635	15,484	15,935
Equity instruments	53	61	39	47
of which: qualified participations [1]	23	28	18	18
Property	1	1	1	1
Total financial investments	17,761	18,115	21,122	21,760
of which: securities eligible for repurchase transactions in accordance with liquidity regulations [2]	14,817	14,890	18,578	18,874

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 17b  Financial investments by counterparty rating – debt instruments

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Internal UBS rating[1]
0–1	14,047	19,421	12,806	17,198
2–3	5,365	4,367	4,891	3,867
4–5	0	1	0	1
6–8	0	0	0	0
9–13	0	0	0	0
Non-rated	11	18	10	16
Total financial investments	19,423	23,807	17,707	21,082
1 Refer to Note 21 for more information.

Note 18  Investments in subsidiaries and other participations

	Registered office	Equity interest accumulated in %	Carrying amount in USD million		Carrying amount in CHF million
			31.12.21	31.12.20	31.12.21	31.12.20
UBS Americas Holding LLC	Wilmington, Delaware, USA	100	33,233	32,208	30,297	28,521
UBS Switzerland AG	Zurich, Switzerland	100	7,983	7,983	7,278	7,069
UBS Europe SE	Frankfurt, Germany	100	3,946	5,190	3,597	4,596
UBS Asset Management AG	Zurich, Switzerland	100	1,726	1,669	1,573	1,478
Other			3,784	3,395	3,449	3,007
Total investments in subsidiaries and other participations			50,671	50,444	46,195	44,670

Note 19a  Other assets

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Deposits and collateral provided in connection with litigation, regulatory and similar matters[1]	1,515	1,406	1,381	1,245
Fee- and commission-related receivables	240	172	218	152
Net assets for defined benefit plans	232	27	211	24
VAT and other indirect tax receivables	157	153	143	135
Other	784	933	714	825
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	477	741	436	656
Total other assets[2]	2,927	2,690	2,667	2,381

1 Refer to item 1 in Note 18b to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2021 for more information.    2 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets totaling USD 912 million (CHF 832 million) as of December 2021 (USD 922 million (CHF 817 million) as of December 2020), which are in scope of expected credit loss accounting. Refer to Note 14d for more information.

Note 19b  Other liabilities

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Deferral position for hedging instruments	630	3,587	575	3,177
Settlement and clearing accounts	105	182	96	161
Net defined benefit liabilities	83	100	75	89
VAT and other indirect tax payables	79	101	72	89
Other	1,408	1,621	1,283	1,436
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	960	994	876	880
Total other liabilities	2,305	5,591	2,100	4,951

Note 20  Pledged assets

The table below provides information on pledged assets, other than assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2021: USD 4.4 billion (CHF 4.0 billion); 31 December 2020: USD 1.2 billion (CHF 1.1 billion)) and those pledged in connection with securities financing transactions (refer to Note 12 for more information).

	31.12.21	31.12.20
USD million	Carrying amount of pledged assets	Carrying amount of pledged assets
Securities[1]	4,609	1,995
Property[2]	2,392	2,490
Total pledged assets	7,002	4,484

1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability. Also includes amounts pledged in connection with a guarantee which is recognized as an off-balance sheet exposure within Contingent liabilities of USD 0 million as of 31 December 2021 (USD 814 million as of 31 December 2020).    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG, the carrying amount of which was USD 2,879 million as of 31 December 2021 (USD 3,105 million as of 31 December 2020).

	31.12.21	31.12.20
CHF million	Carrying amount of pledged assets	Carrying amount of pledged assets
Securities[1]	4,202	1,766
Property[2]	2,181	2,205
Total pledged assets	6,383	3,971

1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability. Also includes amounts pledged in connection with a guarantee which is recognized as an off-balance sheet exposure within Contingent liabilities of CHF 0 million as of 31 December 2021 (CHF 721 million as of 31 December 2020).    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG, the carrying amount of which was CHF 2,625 million as of 31 December 2021 (CHF 2,750 million as of 31 December 2020).

UBS AG standalone financial statements (audited)

Note 21  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment are located. Assets for which Switzerland is the ultimate country of risk are provided separately at the bottom of the table in order to provide a reconciliation to total balance sheet assets.

›    Refer to the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2021 for more information

						31.12.21		31.12.20
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	USD million	%	USD million	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	235,039	46	224,813	44
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	115,906	23	120,528	24
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	71,763	14	67,440	13
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	11,065	2	12,462	2
	5		Baa3	BBB–	BBB–	6,297	1	6,038	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	1,146	0	914	0
	7		Ba2	BB	BB	599	0	4,157	1
	8		Ba3	BB–	BB–	2,363	0	860	0
	9		B1	B+	B+	1,015	0	1,098	0
Very high risk	10		B2	B	B	914	0	388	0
	11		B3	B–	B–	126	0	169	0
	12		Caa1 to Caa3			254	0	211	0
	13		Ca to C	CCC to C	CCC to C	41	0	61	0
Distressed	Default	Defaulted		D	D	34	0	87	0
Subtotal						446,561	88	439,227	86
Switzerland						63,288	12	69,797	14
Total assets						509,851	100	509,024	100

						31.12.21		31.12.20
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
Low risk	0 and 1	Investment grade	Aaa	AAA	AAA	214,277	46	199,077	44
	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	105,668	23	106,732	24
Medium risk	3		A1 to A3	A+ to A–	A+ to A–	65,424	14	59,721	13
	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	10,087	2	11,036	2
	5		Baa3	BBB–	BBB–	5,741	1	5,347	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	1,044	0	810	0
	7		Ba2	BB	BB	546	0	3,681	1
	8		Ba3	BB–	BB–	2,154	0	762	0
	9		B1	B+	B+	925	0	972	0
Very high risk	10		B2	B	B	834	0	344	0
	11		B3	B–	B–	115	0	149	0
	12		Caa1 to Caa3			232	0	187	0
	13		Ca to C	CCC to C	CCC to C	37	0	54	0
Distressed	Default	Defaulted		D	D	31	0	77	0
Subtotal						407,115	88	388,948	86
Switzerland						57,698	12	61,808	14
Total assets						464,814	100	450,756	100

Note 22  Structured debt instruments

The table below provides a breakdown of financial liabilities designated at fair value that are considered structured debt instruments.

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Fixed-rate bonds with structured features	1,819	1,890	1,658	1,674
Structured debt instruments issued:
Equity-linked	46,834	40,848	42,698	36,172
Rates-linked	16,152	10,690	14,725	9,466
Credit-linked	1,506	1,613	1,373	1,429
Commodity-linked[1]	2,913	1,497	2,655	1,326
FX-linked	412	589	375	521
Debt issued that contributes to total loss-absorbing capacity[2]	2,137		1,948
Structured over-the-counter (OTC) debt instruments	1,308	1,611	1,193	1,426
Total financial liabilities designated at fair value	73,081	58,737	66,625	52,014

1 Includes precious metals-linked debt instruments issued.    2 In 2021, UBS AG elected to apply the fair value option on certain instruments issued by UBS Group AG and on-lent to UBS AG that are eligible as total loss-absorbing capacity at the UBS AG level. Prior to 2021, these instruments were presented as Funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level measured at amortized cost.

In addition to Financial liabilities designated at fair value, certain structured debt instruments were reported within the balance sheet lines Due to banks, Due to customers and Bonds issued. These instruments were bifurcated for measurement purposes. As of 31 December 2021, the total carrying amount of the host instruments was USD 7,613 million (CHF 6,941 million) (31 December 2020: USD 7,003 million (CHF 6,201 million)) and the total carrying amount of the bifurcated embedded derivatives was positive USD 57 million (CHF 52 million) (31 December 2020: positive USD 54 million (CHF 48 million)).

Note 23a  Share capital

UBS AG shares

As of 31 December 2021, UBS AG’s share capital of CHF 386 million (31 December 2020: CHF 386 million) consisted of fully paid up registered issued shares with a nominal value of CHF 0.10, which entitle the holder to one vote at the meeting of the shareholders of UBS AG, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS AG’s shares are not subject to any restrictions or limitations on their transferability.

As of 31 December 2021, shares issued by UBS AG totaled 3,858,408,466 shares (unchanged from 31 December 2020). The shares were all dividend bearing and held by UBS Group AG.

Additionally, as of 31 December 2021, 380,000,000 registered shares with a nominal value of CHF 0.10 each were available to be issued out of conditional capital (unchanged from 31 December 2020) through the voluntary or mandatory exercise of conversion rights and / or warrants granted in connection with the issuance of bonds or similar financial instruments on national or international capital markets.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS AG, amounting to USD 197 million (CHF 193 million) as of 31 December 2021 (unchanged from 31 December 2020).

UBS AG standalone financial statements (audited)

Note 23b  Significant shareholders

The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS AG included in the table below comprise direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2021 or as of 31 December 2020. The shares and share capital of UBS AG held by indirect shareholders, as shown in the table below, represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS AG.

›    Refer to Note 23 to the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2021 for more information on significant shareholders of UBS Group AG

	31.12.21		31.12.20
USD million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	393	100	393	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	35	9	41	10
DTC (Cede & Co.), New York[1]	23	6	20	5
Nortrust Nominees Ltd., London	19	5	20	5
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

	31.12.21		31.12.20
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	386	100	386	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	34	9	40	10
DTC (Cede & Co.), New York[1]	22	6	19	5
Nortrust Nominees Ltd., London	19	5	20	5
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

Note 24  Swiss pension plan and non-Swiss defined benefit plans

a) Assets related to non-Swiss defined benefit plans	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Net assets for non-Swiss defined benefit plans[1]	232	27	211	24
Total assets for non-Swiss defined benefit plans	232	27	211	24

1 As of 31 December 2021, USD 192 million (CHF 175 million) related to the UK defined benefit pension plan and USD 39 million (CHF 36 million) related to the US defined benefit pension plan. As of 31 December 2020, USD 27 million (CHF 24 million) related to US defined benefit pension plan.

b) Liabilities related to Swiss pension plan and non-Swiss defined benefit plans	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Provision for Swiss pension plan	0	0	0	0
Net defined benefit liabilities for non-Swiss defined benefit plans[1]	83	100	75	89
Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans	83	100	75	89
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	15	19	14	17
UBS derivative financial instruments held by Swiss pension fund	10	12	9	10
Total liabilities related to Swiss pension plan and non-Swiss defined benefit plans	108	131	98	116

1 As of 31 December 2021, USD 44 million (CHF 40 million) related to the US plans and USD 22 million (CHF 20 million) related to the UK plan. As of 31 December 2020, USD 48 million (CHF 42 million) related to the US plans and USD 36 million (CHF 32 million) related to the UK plans.

c) Swiss pension plan
	USD million		CHF million
	As of or for the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Pension plan surplus[1]	588	569	536	504
Economic benefit / (obligation) of UBS AG	0	0	0	0
Change in economic benefit / obligation recognized in the income statement	0	0	0	0
Employer contributions in the period recognized in the income statement	52	54	47	51
Performance awards-related employer contributions accrued	5	6	5	5
Total pension expense recognized in the income statement within Personnel expenses	58	59	52	56

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS AG in accordance with FER 16 both as of 31 December 2021 and 31 December 2020.

UBS AG has elected to apply FER 16 for its Swiss pension plan and IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligations for non-Swiss defined benefit plans are recognized in the income statement rather than directly in equity.

In 2021 a credit of USD 74 million (CHF 73 million) was recognized in the income statement, driven by a net gain related to the UK defined benefit plan that reflected an increase in the applicable discount rate and a positive return on plan assets, partly offset by a loss due to an increase in the applicable inflation rate. This net gain was partly offset by expenses related to the Swiss plan and other non-Swiss defined benefit plans.

›    Refer to Note 2 for more information

›    Refer to Note 27 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2021 for more information on non-Swiss defined benefit plans in accordance with IFRS

The Swiss pension plan had no employer contribution reserve as of both 31 December 2021 and 31 December 2020.

UBS AG standalone financial statements (audited)

Note 25  Related parties

Transactions with related parties are conducted at internally agreed transfer prices or at arm’s length terms and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Loans, fixed advances and mortgages granted to non-independent members of the governing bodies in the ordinary course of business are also on substantially the same terms and conditions that are available to other employees, including interest rates and collateral. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.21		31.12.20
USD million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	725	62,245	1,219	57,661
of which: due from / to customers	672	2,030	1,204	3,043
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level measured at amortized cost		57,078		53,585
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level designated at fair value		2,137
Subsidiaries	93,934	49,574	98,938	62,340
of which: due from / to banks	28,062	31,602	30,445	41,684
of which: due from / to customers	26,596	2,279	20,246	2,877
of which: receivables / payables from securities financing transactions	9,346	13,880	17,058	13,978
of which: funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	27,530		26,354
Affiliated entities[2]	345	336	235	277
of which: due from / to customers	316	130	209	42
Members of governing bodies[3]	34		38
External auditors		4		4
Other related parties[4]	1	2	55	2

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS AG.    4 Includes amounts due to / from other participations.

	31.12.21		31.12.20
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	661	56,747	1,080	51,061
of which: due from / to customers	613	1,851	1,066	2,694
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level measured at amortized cost		52,036		47,451
of which: funding received from UBS Group AG eligible as total loss-absorbing capacity at UBS AG level designated at fair value		1,948
Subsidiaries	85,636	45,195	87,613	55,204
of which: due from / to banks	25,583	28,810	26,960	36,913
of which: due from / to customers	24,246	2,078	17,928	2,548
of which: receivables / payables from securities financing transactions	8,521	12,654	15,105	12,378
of which: funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity	25,098		23,337
Affiliated entities[2]	314	306	208	245
of which: due from / to customers	288	118	185	37
Members of governing bodies[3]	31		34
External auditors		3		3
Other related parties[4]	1	2	49	2

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS AG.    4 Includes amounts due to / from other participations.

In addition to the information in the table above, as of 31 December 2021, off-balance sheet positions related to subsidiaries amounted to USD 9.2 billion (CHF 8.4 billion) (31 December 2020: USD 8.0 billion (CHF 7.1 billion)), of which USD 7.8 billion (CHF 7.1 billion) were guarantees to third parties (31 December 2020: USD 6.1 billion (CHF 5.4 billion)) and USD 0.8 billion (CHF 0.7 billion) were loan commitments (31 December 2020: USD 1.3 billion (CHF 1.2 billion)).

Note 26  Fiduciary transactions

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Fiduciary deposits	63	192	57	170
of which: placed with third-party banks	63	192	57	170
of which: placed with subsidiaries and affiliated entities	0	0	0	0
Total fiduciary transactions	63	192	57	170

Fiduciary transactions encompass transactions entered into by UBS AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement but are disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS AG may be recognized on UBS AG’s balance sheet in situations in which the deposit is subsequently placed within UBS AG. In such cases, these deposits are not reported in the table above.

Note 27a  Invested assets and net new money

	USD billion		CHF billion
	As of or for the year ended		As of or for the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Discretionary assets	67	63	61	55
Other invested assets	493	535	449	474
Total invested assets	560	598	510	529
of which: double counts	0	0	0	0
Net new money	18	9	16	8

Note 27b  Development of invested assets

	USD billion		CHF billion
	31.12.21	31.12.20	31.12.21	31.12.20
Total invested assets at the beginning of the year[1]	598	500	529	484
Net new money	18	9	16	8
Market movements[2]	(48)	83	(43)	73
Foreign currency translation	(5)	5	10	(36)
Other effects	(3)	0	(2)	0
Total invested assets at the end of the year[1]	560	598	510	529
1 Includes no double counts. 2 Includes interest and dividend income.

›    Refer to Note 32 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2021 for more information

UBS AG standalone financial statements (audited)

Note 28  Change in organization

Transfer of Global Wealth Management international from UBS Switzerland AG to UBS AG

In the fourth quarter of 2020, UBS decided not to proceed with the transfer of a portion of the Global Wealth Management business booked in Switzerland from UBS Switzerland AG to UBS AG. As a result of this decision, the beneficial ownership of that business was re-transferred from UBS AG to UBS Switzerland AG with effective date 31 December 2020. The income statement for the year ended 31 December 2020 includes UBS AG’s share of the profits for 2020 of USD 378 million (CHF 354 million) within Fee and commission income from securities and investment business and other fee and commission income, as well as a USD 67 million (CHF 59 million) impairment of internally generated software within Depreciation, amortization and impairment of property, equipment, software, goodwill and intangible assets.

Note 29  Events after the reporting period

Russia’s invasion of Ukraine

Russia’s invasion of Ukraine on 24 February 2022 has triggered disruptions and uncertainties in the markets and the global economy, as well as coordinated implementation of sanctions by Switzerland, the United States, the European Union, the United Kingdom and others against Russia, Russian entities and nationals. These events, together with potential counter-sanctions and other measures taken by Russia, impact UBS AG’s businesses.

UBS AG’s direct country risk exposure to Russia was approximately USD 0.3 billion (CHF 0.3 billion) across its business divisions as of 31 December 2021. This exposure has been reduced since year-end 2021. In addition, UBS AG is currently monitoring settlement risk on certain open transactions with Russian banks and non-bank counterparties or Russian underlyings. UBS AG’s balance sheet as of 31 December 2021 also included an investment in its Russian subsidiary, OOO UBS Bank, with a carrying value of USD 39 million (CHF 35 million). As of 3 March 2022, UBS AG also had approximately USD 0.1 billion (CHF 0.1 billion) of indirect exposure arising from reliance on Russian assets as collateral on secured financing in Global Wealth Management.

UBS AG continues to closely monitor related effects on its financial statements, including estimated direct and indirect impacts on expected credit loss calculations and on fair value measurement of assets, liabilities and off-balance sheet exposures. The situation continues to evolve and broader implications for other counterparties of UBS AG, including financial institutions, are not possible to assess at this time; however, there were no material adverse effects on UBS AG’s financial statements as of 4 March 2022.

›    Refer to “Top and emerging risks” and “Country risk” in the “Risk management and control” section and to “Performance in the financial services industry is affected by market conditions and the macroeconomic climate” in the “Risk factors” section of the UBS Group AG Annual Report 2021 for more information

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basle

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basle, 4 March 2022

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS AG, which comprise the balance sheet, income statement and notes (pages 2 to 32), for the year ended 31 December 2021.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2021 comply with Swiss law and the company's articles of incorporation.

UBS AG standalone financial statements (audited)

EY
Building a better working world

2

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibility section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Legal provisions & contingent liabilities

Area of focus	We focused on this area because UBS AG operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcome may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the provisions which have been established and other contingent liabilities, including a material matter related to the cross-border wealth management business (Note 9). In particular, these legal provisions are based on UBS AG's estimation of the likelihood of the occurrence of certain scenarios and related impact on UBS AG's financial position.
Our audit response	We obtained an understanding, evaluated the design and tested the operational effectiveness of UBS AG's key controls over the legal provision and contingencies process. Our procedures included testing UBS AG's review of the accuracy of the inputs to the estimation of the likelihood of the occurrence of certain scenarios and related impact on UBS AG's financial position. We assessed the methodologies on which the provision amounts are based, recalculated the provisions, and tested the completeness and accuracy of the underlying information. We inspected the legal analyses supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by UBS AG and followed up directly with external counsel as necessary. We also assessed UBS AG's provisions and contingent liabilities disclosure (within note 9 and 14b of UBS AG's financial statements).

EY
Building a better working world
3

Valuation of investments in subsidiaries and other participations

Area of focus	We focused on this area because of the judgments and assumptions over the valuation of the investments in subsidiaries and other participations. Investments in subsidiaries and other participations comprise directly held equity interests.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the valuation of investments in subsidiaries and other participations. We tested a sample of the valuation models and the inputs used in those models. We assessed the valuation analyses on which the investment amounts are based and tested the completeness and accuracy of the underlying information. We also assessed UBS AG's disclosure (within note 8 and 18 of UBS AG's financial statements).

Valuation of complex or illiquid instruments at fair value

Area of focus	We focused on this area because of the complexity and judgments and assumptions over the fair valuation of financial instruments with significant unobservable inputs. The valuation techniques required judgement and were comprised of discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, volatility, and correlation.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the financial instrument valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists, using independent models and inputs, and comparing inputs to available market data among other procedures. We also independently challenged key judgments in relation to a sample of fair value adjustments. We also assessed UBS AG's disclosure (within note 15 and 16 of UBS AG's financial statements).

UBS AG standalone financial statements (audited)

Building a better working world

4

IT logical access and change management controls relevant to financial reporting

Area of focus	We focused on this area because of UBS AG's business and financial accounting and reporting processes are highly dependent on its information technology ("IT") systems. UBS AG continues to invest in its IT systems and is dependent on such technologies to meet client needs and business requirements, including the effectiveness of its IT general controls ("ITGCs") relevant to IT logical access and change management. ITGCs relevant to IT logical access and change management are complex as UBS AG is a multi-location organization with a significant number of IT infrastructure and applications relevant to financial reporting.
Our audit response	In assessing the effectiveness of management's ITGCs related to IT logical access and change management, we utilized IT auditors as part of our audit team. Our audit procedures focused on the IT infrastructure and applications relevant to financial reporting. We obtained an understanding and evaluated the design and tested the operating effectiveness of key IT logical access and change management controls. Our audit procedures related to IT logical access included tests of user access management, privileged user access, periodic access right recertifications, and user authentication controls. Our audit procedures related to IT change management included tests of management's program change test approach, approval of change requests, as well as segregation of duties.

EY
Building a better working world

5

Expected credit losses

Area of focus	We focused on this area because UBS AG applies in its standalone financial statements the ECL approach which is used in its consolidated financial statements under the International Financial Reporting Standards (IFRS). This approach follows IFRS 9 Financial Instruments and is complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, the credit risk models used and of the management overlay recognized to estimate stage 1 and stage 2 ECL. The COVID-19 pandemic also contributed to the complexity with its continuing impact on the economic environment in 2021. The measurement of individual ECL for stage 3 is complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and related post-model adjustment. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis. We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of model input data, calculation logic, and output data used in the overall ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures. For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis. We also assessed UBS AG's disclosures (within notes 14a to 14e of UBS AG's financial statements).

UBS AG standalone financial statements (audited)

Building a better working world

6

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick	Jan Marxfeld
Licensed audit expert	Licensed audit expert
(Auditor in charge)

UBS AG standalone
regulatory information

UBS AG standalone regulatory information

UBS AG standalone regulatory information

Key metrics of the fourth quarter of 2021

Quarterly | The table on the following page is based on Basel Committee on Banking Supervision (BCBS) Basel III rules.

During the fourth quarter of 2021, common equity tier 1 (CET1) capital increased by USD 1.6 billion to USD 52.8 billion, mainly due to operating profit before tax, partly offset by additional accruals for capital returns to UBS Group AG. Tier 1 capital increased by USD 1.4 billion to USD 66.7 billion, primarily driven by the aforementioned increase in CET1 capital, partly offset by interest rate risk hedge effects. Total capital increased by USD 1.4 billion to USD 68.1 billion, reflecting the aforementioned increase in tier 1 capital.

Phase-in risk-weighted assets (RWA) decreased by USD 0.8 billion to USD 317.9 billion during the fourth quarter of 2021, primarily driven by decreases in market risk and to a lesser extent operational risk RWA, partly offset by increases in credit and counterparty credit risk and participation RWA.

Leverage ratio exposure decreased by USD 4 billion to USD 594 billion, mainly driven by lower derivative exposures and securities financing transactions, partly offset by increases in lending balances and trading assets.

Correspondingly, our CET1 capital ratio increased 0.5 percentage points to 16.6%, predominantly reflecting the increase in CET1 capital. Our Basel III leverage ratio increased 0.3 percentage points to 11.2%, due to the increase in tier 1 capital and lower leverage ratio exposure.

In the fourth quarter of 2021, the UBS AG liquidity coverage ratio (LCR) was 173%, remaining above the prudential requirements communicated by the Swiss Financial Market Supervisory Authority (FINMA). The average high-quality liquid assets (HQLA) decreased by USD 2.8 billion to USD 89.5 billion, driven by matured unsecured debt issued. Average total net cash outflows increased by USD 1.5 billion to USD 52.2 billion.

As of 31 December 2021, the net stable funding ratio (NSFR) of UBS AG was 89%, remaining above the prudential requirements communicated by FINMA. The available stable funding increased by USD 6.7 billion to USD 258 billion, mainly due to an increase in customer deposits and debt issued designated at fair value. Required stable funding increased by USD 5.5 billion to USD 289 billion, mainly due to higher lending and an increase in the trading portfolio. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.21	30.9.21	30.6.21	31.3.21	31.12.20
Available capital (amounts)
1	Common Equity Tier 1 (CET1)	52,818	51,233	51,279	50,223	50,269
1a	Fully loaded ECL accounting model CET1[1]	52,803	51,217	51,255	50,189	50,266
2	Tier 1	66,658	65,211	66,487	64,652	64,699
2a	Fully loaded ECL accounting model Tier 1[1]	66,643	65,195	66,463	64,618	64,696
3	Total capital	68,054	66,639	68,421	67,126	69,639
3a	Fully loaded ECL accounting model total capital[1]	68,039	66,624	68,398	67,091	69,636
Risk-weighted assets (amounts)[2]
4	Total risk-weighted assets (RWA)	317,913	318,755	319,195	317,824	305,575
4a	Minimum capital requirement[3]	25,433	25,500	25,536	25,426	24,446
4b	Total risk-weighted assets (pre-floor)	317,913	318,755	319,195	317,824	305,575
Risk-based capital ratios as a percentage of RWA[2]
5	CET1 ratio (%)	16.61	16.07	16.06	15.80	16.45
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.61	16.07	16.06	15.79	16.45
6	Tier 1 ratio (%)	20.97	20.46	20.83	20.34	21.17
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[1]	20.96	20.45	20.82	20.33	21.17
7	Total capital ratio (%)	21.41	20.91	21.44	21.12	22.79
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	21.40	20.90	21.43	21.11	22.79
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[4]
11	Total of bank CET1 specific buffer requirements (%)	2.52	2.52	2.52	2.52	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	12.11	11.57	11.56	11.30	11.95
Basel III leverage ratio[5]
13	Total Basel III leverage ratio exposure measure	593,868	597,542	606,536	611,022	595,017
14	Basel III leverage ratio (%)	11.22	10.91	10.96	10.58	10.87
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	11.22	10.91	10.96	10.58	10.87
Liquidity coverage ratio (LCR)[6]
15	Total high-quality liquid assets (HQLA)	89,488	92,333	88,964	82,041	83,905
16	Total net cash outflow	52,229	50,733	50,537	47,927	52,851
16a	of which: cash outflows	163,207	167,240	170,847	171,815	166,097
16b	of which: cash inflows	110,978	116,507	120,310	123,889	113,246
17	LCR (%)	173	183	176	172	159
Net stable funding ratio (NSFR)[7]
18	Total available stable funding	257,992	251,277
19	Total required stable funding	289,195	283,682
20	NSFR (%)	89	89

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Based on phase-in rules for RWA. Refer to “Swiss SRB going gone concern requirements and information” on the next page for more information.    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided on the following pages in this section.    5 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone in 2020. Refer to the “Introduction and basis for preparation” and “UBS AG standalone” sections of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 66 data points in the fourth quarter of 2021 and 65 data points in the third quarter of 2021. For the prior quarter data points, please refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    7 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding. Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

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UBS AG standalone regulatory information

Swiss SRB going and gone concern requirements and information

UBS AG standalone is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.

The capital requirements based on RWA include a minimum CET1 capital requirement of 10.02%, including a countercyclical buffer of 0.02%, and a total going concern capital requirement of 14.32%, including a countercyclical buffer of 0.02%. The capital requirements based on the leverage ratio denominator (the LRD) include a minimum CET1 capital requirement of 3.5% and a total going concern leverage ratio requirement of 5.0%.

CET1 and high-trigger additional tier 1 (AT1) capital instruments are eligible as going concern capital. As of 31 December 2021, two remaining outstanding low-trigger AT1 capital instruments, amounting to USD 2.4 billion, that were on-lent from UBS Group AG to UBS AG qualify as going concern capital, as agreed with the Swiss Financial Market Supervisory Authority (FINMA).

From 1 January 2020, UBS AG standalone is subject to a gone concern capital requirement based on the sum of: (i) its third-party exposure on a standalone basis; (ii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure; and (iii) the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 has been granted for the buffer requirement. The gone concern capital coverage ratio reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, non-Basel III-compliant tier 2 capital instruments and total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

For direct and indirect investments, including the holding of regulatory capital instruments of UBS AG by subsidiaries that are active in banking and finance, the FINMA decree introduced a risk-weighting approach, with a phase-in period until 1 January 2028. Starting from 1 July 2017, these investments were risk-weighted at 200%. From 1 January 2019 onward, the risk weights are being gradually raised by 5 percentage points per year for Switzerland-domiciled investments and by 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively. As of 31 December 2021, the applicable phase-in risk weights are 215% for Switzerland-domiciled investments and 260% for foreign-domiciled investments.

›    Refer to the “Introduction and basis for preparation” section of our 31 December 2021 Pillar 3 report for more information about the reactivation of the Swiss Countercyclical Buffer

›    Refer to “Additional information” in the “Capital, liquidity and funding, and balance sheet” section of the UBS Group AG Annual Report 2021 for more information about the joint liability of UBS AG and UBS Switzerland AG

Quarterly | The tables below and on the next page provide details of the Swiss systemically relevant bank (SRB) RWA- and leverage ratio denominator (LRD)-based going and gone concern requirements and information as required by FINMA; details regarding eligible gone concern instruments are provided on the next page. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.21	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD
USD million, except where indicated	in %		in%		in %
Required going concern capital
Total going concern capital	14.32[1]	45,513	14.32[1]	54,822	5.00[1]	29,693
Common equity tier 1 capital	10.02	31,843	10.02	38,356	3.50	20,785
of which: minimum capital	4.50	14,306	4.50	17,232	1.50	8,908
of which: buffer capital	5.50	17,485	5.50	21,061	2.00	11,877
of which: countercyclical buffer	0.02	52	0.02	62
Maximum additional tier 1 capital	4.30	13,670	4.30	16,466	1.50	8,908
of which: additional tier 1 capital	3.50	11,127	3.50	13,403	1.50	8,908
of which: additional tier 1 buffer capital	0.80	2,543	0.80	3,063

Eligible going concern capital
Total going concern capital	20.97	66,658	17.41	66,658	11.22	66,658
Common equity tier 1 capital	16.61	52,818	13.79	52,818	8.89	52,818
Total loss-absorbing additional tier 1 capital	4.35	13,840	3.61	13,840	2.33	13,840
of which: high-trigger loss-absorbing additional tier 1 capital	3.59	11,414	2.98	11,414	1.92	11,414
of which: low-trigger loss-absorbing additional tier 1 capital	0.76	2,426	0.63	2,426	0.41	2,426

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		317,913		382,934
Leverage ratio denominator						593,868

Required gone concern capital[2]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing capacity		39,502

Eligible gone concern capital
Total gone concern loss-absorbing capacity		44,250
Gone concern capital coverage ratio	112.02

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

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UBS AG standalone regulatory information

Quarterly |

Swiss SRB going and gone concern information
USD million, except where indicated	31.12.21	30.9.21	31.12.20

Eligible going concern capital
Total going concern capital	66,658	65,211	64,699
Total tier 1 capital	66,658	65,211	64,699
Common equity tier 1 capital	52,818	51,233	50,269
Total loss-absorbing additional tier 1 capital	13,840	13,978	14,430
of which: high-trigger loss-absorbing additional tier 1 capital	11,414	11,509	11,854
of which: low-trigger loss-absorbing additional tier 1 capital	2,426	2,469	2,575

Eligible gone concern capital
Total gone concern loss-absorbing capacity	44,250	42,412	45,520
Total tier 2 capital	3,129	3,170	7,719
of which: low-trigger loss-absorbing tier 2 capital	2,594	2,635	7,184
of which: non-Basel III-compliant tier 2 capital	535	534	535
TLAC-eligible senior unsecured debt	41,120	39,242	37,801

Total loss-absorbing capacity
Total loss-absorbing capacity	110,908	107,623	110,219

Denominators for going and gone concern ratios
Risk-weighted assets phase-in	317,913	318,755	305,575
of which: investments in Swiss-domiciled subsidiaries[1]	38,935	38,227	38,370
of which: investments in foreign-domiciled subsidiaries[1]	108,982	108,837	99,635
Risk-weighted assets fully applied as of 1.1.28	382,934	383,582	379,307
of which: investments in Swiss-domiciled subsidiaries[1]	45,273	44,450	45,678
of which: investments in foreign-domiciled subsidiaries[1]	167,664	167,442	166,058
Leverage ratio denominator	593,868	597,542	595,017[2]

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	21.0	20.5	21.2
of which: common equity tier 1 capital ratio, phase-in	16.6	16.1	16.5
Going concern capital ratio, fully applied as of 1.1.28	17.4	17.0	17.1
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.8	13.4	13.3

Leverage ratios (%)[2]
Going concern leverage ratio	11.2	10.9	10.9
of which: common equity tier 1 leverage ratio	8.9	8.6	8.4

Capital coverage ratio (%)
Gone concern capital coverage ratio	112.0	110.2	135.7

1 Net exposure for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (31 December 2021: USD 18,109 million; 30 September 2021: USD 17,780 million; 31 December 2020: USD 18,271 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 December 2021: USD 41,916 million; 30 September 2021: USD 41,860 million; 31 December 2020: USD 41,515 million) are risk-weighted at 215% and 260%, respectively, for the current year (31 December 2020: 210% and 240%, respectively). Risk weights will gradually increase by 5 percentage points per year for Swiss-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.    2 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone in 2020. Refer to the “Introduction and basis for preparation” and “UBS AG standalone” sections of our 31 December 2020 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

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Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator

USD billion	31.12.21	30.9.21	31.12.20[1]

Leverage ratio denominator
Swiss GAAP total assets	509.9	508.8	509.0
Difference between Swiss GAAP and IFRS total assets	125.0	121.5	160.0
Less: derivative exposures and SFTs[2]	(216.4)	(225.2)	(271.8)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(21.8)	(20.8)	(20.2)
On-balance sheet exposures (excluding derivative exposures and SFTs)	396.7	384.2	377.0
Derivative exposures	89.7	103.6	98.2
Securities financing transactions	85.4	88.6	99.4
Off-balance sheet items	23.7	22.5	21.6
Items deducted from Swiss SRB tier 1 capital	(1.6)	(1.4)	(1.2)
Total exposures (leverage ratio denominator)	593.9	597.5	595.0

1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

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Climate risk

Annual | Our climate strategy and governance are determined and overseen at Group level. Similarly, we identify and manage climate risks, including climate-related financial risks, in our own operations, balance sheet, client assets and supply chain on Group level.

In 2021, we further embedded climate risk into the UBS risk appetite framework and operational risk appetite statement. To protect our clients’ and our own assets from climate-related risks, we continue to drive the integration of climate-related risk into our standard risk management framework and processes.

In 2021 we have introduced selected climate-related metrics for the legal entity UBS AG, which are presented along with respective metrics applicable to UBS Group in the UBS Group AG Annual Report 2021. p

›    Refer to “Our focus on sustainability and climate” of the “How we create value for our stakeholders” section and to “Sustainability and climate risk” of the “Risk management and control” section of the UBS Group AG Annual Report 2021 for more information

›    Refer to “Climate strategy” in the “Taking action on a net-zero future – our climate report” section of the Sustainability Report 2021, available from 11 March 2022 under “Annual reporting” at ubs.com/investors, for more information

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

Zurich, 07 March 2022

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)      on Form F-3 (Registration Number 333-253432), and each related prospectus currently outstanding under such registration statement,

(2)     on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312; 333-249143), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3)     the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4)     the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5)     the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 04 March 2022, with respect to the standalone financial statements of UBS AG for the year ended 31 December 2021 included in this Report of Foreign Private Issuer (Form 6-K) dated 07 March 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title:   Controller and Chief

                 Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 7, 2022